Exhibit 99.2

Agreement and Plan of Merger

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CATALYST HOLDINGS, INC.,

CATALYST ACQUISITION, INC.

and

CPI INTERNATIONAL, INC.

dated as of November 24, 2010

TABLE OF CONTENTS

Page

	ARTICLE I

	DEFINITIONS

1.1	Certain Definitions	2

	ARTICLE II

	THE MERGER

2.1	The Merger	9
2.2	Effects of the Merger	9
2.3	Closing	10
2.4	Effective Time	10

	ARTICLE III

	SURVIVING CORPORATION

3.1	Certificate of Incorporation	10
3.2	Bylaws	10
3.3	Directors	10
3.4	Officers	11

	ARTICLE IV

	MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

4.1	Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger	11
4.2	Exchange of Stock Certificates	12
4.3	Stock Options; Restricted Stock; Restricted Stock Units	14
4.4	Withholding Rights	15
4.5	Certain Company Actions	15

	ARTICLE V

	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1	Corporate Organization and Qualification	16
5.2	Capitalization	16

i

5.3	Authority Relative to This Agreement	18
5.4	Consents and Approvals; No Violation	19
5.5	SEC Reports; Financial Statements; Controls	19
5.6	Absence of Certain Changes or Events	22
5.7	Litigation	22
5.8	Proxy Statement	22
5.9	Taxes	22
5.10	Employee Benefit Plans	24
5.11	Labor Matters	26
5.12	Environmental Laws and Regulations	27
5.13	Property and Assets	29
5.14	No Undisclosed Liabilities	30
5.15	Intellectual Property	31
5.16	Compliance with Laws and Orders	32
5.17	Company Contracts	33
5.18	Permits	37
5.19	Insurance	38
5.20	Transactions with Affiliates	38
5.21	Brokers and Finders	38
5.22	Opinion of Financial Advisor	38
5.23	No Rights Plan	39
5.24	Takeover Provisions	39
5.25	Export Control and Import Laws	39

	ARTICLE VI

	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

6.1	Corporate Organization and Qualification	40
6.2	Capitalization	40
6.3	Authority Relative to This Agreement	41
6.4	Consents and Approvals; No Violation	41
6.5	Proxy Statement	42
6.6	Availability of Funds; Financing	42
6.7	Interim Operations of Parent and Merger Sub	43
6.8	Solvency	43
6.9	Guarantee	44
6.10	Disclaimer	44
6.11	Brokers and Finders	44
6.12	Share Ownership; Interested Stockholder	44

	ARTICLE VII

	COVENANTS AND AGREEMENTS

7.1	Conduct of Business of the Company	44
7.2	No Solicitation of Transactions	49

7.3	Stockholders Meeting; Proxy Statement	52
7.4	Efforts to Complete Transactions	53
7.5	Access to Information	55
7.6	Publicity	57
7.7	Indemnification of Directors and Officers	58
7.8	Employee Matters	59
7.9	Termination of Certain Arrangements	60
7.10	Certain Notifications	60
7.11	Further Assurances	61
7.12	Takeover Laws	61
7.13	Stockholder Litigation	62
7.14	Financing	62

	ARTICLE VIII

	CONDITIONS TO CONSUMMATION OF THE MERGER

8.1	Conditions to Each Party's Obligations to Effect the Merger	67
8.2	Conditions to the Company's Obligations to Effect the Merger	68
8.3	Conditions to Parent's and Merger Sub's Obligations to Effect the Merger	68

	ARTICLE IX

	TERMINATION; WAIVER

9.1	Termination by Mutual Consent	69
9.2	Termination by Either Parent or the Company	69
9.3	Termination by Parent	70
9.4	Termination by the Company	70
9.5	Effect of Termination	70
9.6	Extension; Waiver	74

	ARTICLE X

	MISCELLANEOUS

10.1	Payment of Expenses	75
10.2	Survival of Representations and Warranties; Survival of Confidentiality	75
10.3	Modification or Amendment	75
10.4	Waiver of Conditions	75
10.5	Counterparts	76
10.6	Governing Law	76
10.7	Jurisdiction; Enforcement; Waiver of Jury Trial	76
10.8	Notices	78
10.9	Entire Agreement; Assignment	79
10.10	Parties in Interest	79
10.11	Obligation of Parent	80

10.12	Severability	80
10.13	Certain Interpretations	80

LIST OF EXHIBITS
EXHIBIT A	Voting Agreement
EXHIBIT B	Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 24, 2010, is entered into by and among Catalyst Holdings, Inc., a Delaware corporation ("Parent"), Catalyst Acquisition, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent ("Merger Sub"), and CPI International, Inc., a Delaware corporation (the "Company").  Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

WHEREAS, each of Parent, Merger Sub and the Company has determined that it is in its best interests for Parent to acquire the Company, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company (the "Company Board"), Parent and Merger Sub have determined and declared that this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 2.1), are advisable and in the best interests of their respective stockholders, have approved and adopted this Agreement and the transactions contemplated hereby in accordance with the Delaware General Corporation Law (the "DGCL"), and, in the case of the Company Board, have resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of each of Parent and Merger Sub has approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, The Cypress Funds LLC and certain of its Affiliates have executed a Voting Agreement in respect of shares of the Company beneficially owned by them, which is attached hereto as Exhibit A;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, The Veritas Capital Fund IV, L.P. (the "Guarantor") has provided a limited guarantee in favor of the Company ("Guarantee"); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Certain Definitions.

(a)           As used herein:

"Acquisition Proposal" means a proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act), or otherwise purchase, directly or indirectly, of all or more than fifteen percent (15%) of the assets of the Company and its Subsidiaries, taken as a whole, or fifteen percent (15%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer, joint venture or similar transaction or series of related transactions.

An "Affiliate" of, or a Person "affiliated" with, a specific Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

"Agreement" has the meaning set forth in the introductory paragraph of this Agreement and Plan of Merger.

"Board Recommendation Change" means either of the following, as the context may indicate: (i) any failure by the Company Board (or any committee of the Company Board) (a "Committee") to make, or any withdrawal, qualification or modification in a manner adverse to Parent of, the Company Board Recommendation, including without limitation the Company's failure to include in the Proxy Statement when mailed the Company Board Recommendation in accordance with Section 7.3(a)(ii) or (ii) the Company or the Company Board or a Committee approving, recommending, endorsing or resolving to approve, recommend or endorse an Acquisition Proposal or recommending against the approval of the Agreement.

"Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" has the meaning set forth in the definition of Board Recommendation Change.

"Company Board Recommendation" means the recommendation by the Company Board to the stockholders of the Company in favor of the adoption of this Agreement.

"Company Common Stock" means the common stock, par value $0.01 per share, of the Company.  "Company Common Stock" expressly includes the Company Restricted Stock.

"Company Existing Credit Facility" means the Amended and Restated Credit Agreement, dated as of August 1, 2007, among Communications & Power Industries, Inc., as

Borrower, the Company, as a Guarantor, the other Guarantors Party thereto, the Lenders Party thereto, and UBS Securities LLC and Bear Stearns & Co. Inc., as Joint Lead Arrangers and Bookrunners, and UBS AG, Stamford Branch, as Administrative Agent, Collateral Agent, Issuing Bank, and UBS Loan Finance LLC, as Swingline Lender, Bear Stearns Corporate Lending Inc., as Syndication Agent, The Royal Bank of Scotland PLC as Documentation Agent, and RBS Securities Corp. as Co-Arranger and Bookrunner.

"Company Material Adverse Effect" shall mean any event, development, change, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect in or on the condition (financial or otherwise), business, properties or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that (except as otherwise stated) none of the following, and no event, development, change, effect or state of facts that, to the extent resulting from any of the following, shall be deemed to be or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (i) general changes in economic, market, financial or capital market, regulatory or political conditions in the United States or elsewhere in the world, (ii) terrorism, war, hostilities or natural disaster occurring in the United States or elsewhere in the world, (iii) changes in conditions generally applicable to the industry or industries in which the Company and its Subsidiaries are involved, (iv) changes in the Law or changes in GAAP or interpretations thereof, (v) any change in the Company's stock price or trading volume, or any failure, in and of itself, by the Company to meet any internal or published (by the Company or otherwise) projections, forecasts or revenue or earnings predictions or any change in any analyst recommendation concerning the Company (it being understood that the facts or occurrences giving rise or contributing to such change in stock price or trading volume or such failure to meet projections, forecasts or predictions or such change in analyst recommendation may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, if not otherwise excepted from the definition of Company Material Adverse Effect), (vi) the downgrade in rating of any debt or debt securities of the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such downgrade may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, if not otherwise excepted from the definition of Company Material Adverse Effect), (vii) the failure to take any action as a result of any restrictions or prohibitions set forth in this Agreement with respect to which Parent failed, following the Company’s request, to provide a written waiver, in each case, to the extent the resulting adverse event, development, change, effect or state of facts would have been reasonably foreseeable by Parent at such time the waiver is requested by the Company, (viii) events, developments, changes, effects or state of facts resulting from any action specifically consented to in writing by Parent following written request to take such action by the Company, in each case, to the extent the resulting adverse event, development, change, effect or state of facts would have been reasonably foreseeable by Parent at such time the waiver is requested by the Company, (ix) the taking of any action expressly required by this Agreement or the consummation of the transactions contemplated hereby, or (x) the execution, announcement or pendency of this Agreement or the transactions contemplated by this Agreement, including any stockholder, derivative or similar actions, claims, suits or proceedings arising out of or related to this Agreement or any of the transactions contemplated by this Agreement or the Merger (provided, that the exceptions in clauses (ix) and (x) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses the consequences resulting from the entry into this Agreement or the performance or consummation of the transactions contemplated by this Agreement or the Merger or performance of the Company's obligations under this Agreement), except to the extent, in the case of clauses (i) through (iv) above, such changes would reasonably be expected to have a materially disproportionate impact on the condition (financial or otherwise), business, properties or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry or industries in which the Company and its Subsidiaries are involved (in which event the extent of such material adverse change may be taken into account in determining whether a Company Material Adverse Effect has occurred).

"Company Permitted Liens" means (i) materialmen's, mechanics', carriers', workmen's, warehousemen's, repairmen's, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (ii) Liens imposed by applicable Law for (A) taxes not yet due and payable, or (B) taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established, (iii) Liens disclosed on the Company Balance Sheet or the notes thereto, (iv) Liens under or in connection with building and zoning laws, codes, ordinances, and state and federal regulations governing the use of land, (v) Liens imposed pursuant to the Company Existing Credit Facility, and (vi) any Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

"Company Restricted Stock" means each restricted stock award granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time.

"Competition Laws" means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

"Employee Benefit Plan" means (i) each "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability or with respect to which the Company or its Subsidiaries had any liability during the prior six (6) years; and (ii) each other employee benefit plan, program or arrangement, whether written or unwritten, including without limitation, any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement, for any current or former employee or director of, or other service provider to, the Company or any of its Subsidiaries that does not constitute an "employee benefit plan" (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries presently sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability.  Notwithstanding the foregoing, "Employee Benefit Plan" shall not include any Foreign Plan.

"ESPP" means the CPI International, Inc. 2006 Employee Stock Purchase Plan, as amended.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any Person that is a member of a "controlled group of corporations" with, or is under "common control" with, or is a member of the same "affiliated service group" with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other debt financings in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements (including any definitive agreements) relating thereto.

"GAAP" means U.S. generally accepted accounting principles.

"Governmental Entity" means any governmental entity, including any U.S. federal, state or local, or foreign government, or any legislature, or governmental subdivision, department, agency, regulatory or administrative body, board, commission, court, tribunal or other instrumentality.

"Intellectual Property" means all intellectual property rights of any kind or nature, including all (i) trademarks, service marks, brand names, certification marks, logos, trade dress, trade names, and corporate names, Internet domain names, designs, slogans, other indications of origin and general intangibles of like nature, including all goodwill, common law rights, registrations and applications related to the foregoing, (ii) copyrights and mask works, including, without limitation, all registrations and applications related to the foregoing, moral rights, (iii) patents, patent applications and industrial designs (and the inventions embodied by the foregoing), including, without limitation, all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing, (iv) computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, and (v) trade secrets, customer data, technology, know-how, proprietary processes, formulas, algorithms, models and methodologies.

"Knowledge of the Company" shall mean the actual knowledge, after reasonable inquiry, of O. Joe Caldarelli, Robert A. Fickett, Joel A. Littman, Andrew E. Tafler, Don C. Coleman, Dave Elliott, Grant Hintze, Mike Boyle and Tony Russell.

"Knowledge of Parent" shall mean the actual knowledge, after reasonable inquiry, of Robert B. McKeon, Hugh D. Evans and Jeffrey P. Kelly.

"Marketing Period" shall mean the first period of 20 consecutive Business Days after the date hereof throughout which (A) the Company shall have provided to Parent the Required Information that the Company is required to provide pursuant to Section 7.14(c), (B) the Proxy Statement is cleared by the SEC for mailing to the stockholders of the Company and (C) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period; provided, however, that if the Marketing Period would commence but not end prior to December 18, 2010, then the Marketing Period (i) shall commence no earlier than January 3, 2011 and (ii) shall only be required to be 15 consecutive Business Days (but otherwise shall be subject to all other requirements with respect thereto set forth in this definition during such 15 consecutive Business Day period); and provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 20 consecutive Business Day period (or, if applicable, 15 consecutive Business Day period) the financial statements included in the Required Information that is available to Parent on the first day of any such 20 consecutive Business Day period (or, if applicable, 15 consecutive Business Day period) would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20 consecutive Business Day period (or, if applicable, 15 consecutive Business Day period) to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive Business Day period (or, if applicable, 15 consecutive Business Day period) or to enable the Company's accountants to provide a customary comfort letter at such time, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period (or, if applicable, 15 consecutive Business Day period) or enable the Company's accountants to provide a customary comfort letter at such time; and provided, further, that the "Marketing Period" shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (1) the Company's independent registered accounting firm shall have withdrawn or qualified its audit opinion with respect to any audited financial statements contained in the Required Information other than qualifications set forth in Section 1.1 of the Company Disclosure Letter, (2) the Company shall have publicly announced any intention to restate any financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined that no restatement shall be required, or (3) the Company shall have failed to file any report with the SEC when due, in which case the Marketing Period will be deemed not to commence unless and until all such reports have been filed.

"NASDAQ" means the Nasdaq Global Select Market.

"Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or any other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder.

"Securities Act" means the Securities Act of 1933, as amended.

"Subsidiary" means, with respect to any party, any Person of which (i) such party or any Subsidiary of such party owns at least fifty percent (50%) of the outstanding equity or voting securities or interests of such Person, or (ii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such Person.

"Tax" means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liabilities of any other Person) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers' compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

"Tax Return" means any and all returns, reports or similar filings (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

"Taxing Authority" means any federal, state, local, or foreign government authority responsible for the assessment, determination, collection or imposition of any Tax (including the U.S. Internal Revenue Service).

"Third Party" means any Person other than Parent, Merger Sub or any Affiliates thereof.

"Treasury Regulations" means the Treasury Regulations (including temporary regulations) promulgated by the United States Treasury Department with respect to the Code or other federal tax statutes.

"Voting Agreement" means the Voting Agreement, by and among Parent and the stockholders named therein dated as of the date hereof, which is attached hereto as Exhibit A and which was approved by the Company Board prior to the execution thereof.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Agreement	Preamble
Alternative Transaction	9.5(b)
Anti-Bribery Laws	5.16(b)
Anti-takeover Laws	5.24
Bid	5.17(d)
Certificate of Merger	2.4
Closing	2.3

Closing Date	2.3
Company	Preamble
Company Actions	5.7
Company Balance Sheet	5.13(a)
Company Board	Recitals
Company Bylaws	5.1
Company Capital Stock	5.2(a)
Company Certificate	5.1
Company Contracts	5.17(a)
Company Disclosure Letter
Company Government Contract	5.17(d)
Company Government Subcontract	5.17(d)
Company Permits	5.18(a)
Company Preferred Stock	5.2(a)
Company Real Property	5.13(b)
Company Real Property Leases	5.13(c)
Company Restricted Stock Unit	4.3(b)
Company SEC Reports	5.5(a)
Company Stockholder Approval	5.4(b)
Confidentiality Agreement	7.5(e)
Continuing Employees	7.8(a)
Contract	5.17(a)(i)
Debt Commitment Letter	6.5
Debt Financing	6.5
DGCL	Recitals
Dissenting Shares	4.1(d)
Effective Time	2.4
Environmental Laws	5.12(a)(i)
Equity Commitment Letter	6.5
Excluded Shares	4.1(b)
Financing	6.5
Financing Commitments	6.5
Foreign Plan	5.10(i)
Guarantor	Recitals
Hazardous Material	5.12(a)(i)
HSR Act	5.4(a)(ii)
Indebtedness	7.1(n)
Indemnified Parties	7.7(b)
Law	5.16(a)
Letter of Transmittal	4.2(b)
Liens	5.2(d)
Material Intellectual Property	5.15(b)
Merger	2.1
Merger Consideration	4.1(a)
Merger Sub	Preamble
Merger Sub Capital Stock	6.2

Non-Controlled Entity	5.2(f)
Offering Documents	7.14(c)
Order	5.16(a)
Palo Alto Facility	5.12(a)(vi)
Parent	Preamble
Parent Disclosure Letter	Article VI
Parent Material Adverse Effect	6.1
Parent Representatives	7.5(a)
Parent Termination Fee	9.5(e)
Parent-Related Fees and Expenses	9.5(d)
Paying Agent	4.2(a)
Permits	5.4(a)(ii)
Proxy Statement	7.3(a)(i)
Required Information	7.14(c)
SEC	5.5(a)
Stockholders Meeting	7.3(a)(iii)
Superior Acquisition Proposal	7.2(f)
Surviving Corporation	2.1
Termination Date	9.2
Termination Fee	9.5(b)
Varian	5.12(c)
Varian Agreements	5.12(c)
Voting Company Debt	5.2(c)
WARN	5.11(d)

ARTICLE II

THE MERGER

2.1           The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.4), the Company and Merger Sub shall consummate a merger (the "Merger") in which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the Laws (as defined in Section 5.16) of the State of Delaware, and (c) the separate corporate existence of the Company shall continue unaffected by the Merger.  The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation."  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers, immunities and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Merger Sub and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.2           Effects of the Merger.  The Merger will have the effects set forth in this Agreement and Section 259 of DGCL.

2.3           Closing.  The closing of the Merger (the "Closing") shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036-6522, on a date to be specified by Parent, which date shall not be later than the second Business Day following the date on which the last of the conditions set forth in Article VIII hereof shall be fulfilled or waived (to the extent permitted by Law) in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted, waiver of conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (x) a date during the Marketing Period (but in any event prior to the Termination Date) to be specified by Parent on no less than three (3) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing), or (y) the third Business Day after the final day of the Marketing Period (but in any event prior to the Termination Date), or (b) at such other place, time and date as Parent and the Company may agree.  The date on which the Closing takes place is referred to herein as the "Closing Date."

2.4           Effective Time.  Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the appropriate parties hereto shall execute in the manner required by the DGCL and file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), and the parties hereto shall take such other and further actions as may be required by Law to make the Merger effective.  The Merger shall become effective upon the filing of the Certificate of Merger or at such date and time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time that the Merger becomes effective being hereinafter referred to as the "Effective Time").

ARTICLE III

SURVIVING CORPORATION

3.1           Certificate of Incorporation.  At the Effective Time, the Certificate of Incorporation of the Company shall be amended so as to read in the form of Exhibit B hereto, and as so amended, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter further amended in accordance with the DGCL and the provisions of such Certificate of Incorporation.

3.2           Bylaws.  At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the DGCL and the provisions of the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

3.3           Directors.  The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

3.4           Officers.  The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE IV

MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

4.1           Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger.

  (a)           Merger Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Surviving Corporation or the holders of any shares of Company Capital Stock or the holders of any capital stock of Merger Sub, each issued and outstanding share of Company Common Stock including each vested share of Company Restricted Stock that is outstanding at the Effective Time (other than Excluded Shares (as defined in Section 4.1(b)) and Dissenting Shares (as defined in Section 4.1(d))) shall, by virtue of the Merger, be converted into the right to receive, pursuant to Section 4.2, upon the surrender of the certificates evidencing the Company Common Stock (or evidence of shares in book entry form), an amount per share of Company Common Stock in cash equal to $19.50 (the "Merger Consideration"), without interest thereon, and such shares of Company Common Stock (or evidence of shares in book entry form) shall be automatically cancelled and extinguished, in accordance with Section 4.2.  Notwithstanding the foregoing and subject to Section 7.1(c), if prior to the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, and, in each such case, the record date for such transaction is between the date of this Agreement and the Effective Time, then any number or amount contained herein that is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.  As provided in Section 4.4, the right of any holder of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law.

  (b)           At the Effective Time, each share of Company Common Stock issued and outstanding and owned by Parent, its Affiliates, Merger Sub or any other wholly owned Subsidiary of Parent, or held in the treasury of the Company or owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time (collectively, the "Excluded Shares") shall cease to be outstanding, and shall be automatically cancelled and retired without payment of any consideration therefor and shall cease to exist.

  (c)           At the Effective Time, each share of Merger Sub Capital Stock  outstanding immediately prior to the Effective Time shall be converted into a share of capital stock of the Surviving Corporation.

  (d)           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL, such holder's shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares.  The Company shall serve prompt written notice to Parent of any demands for appraisal, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company in respect of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle or waive any failure to timely deliver a written demand with respect to, any such exercise of appraisal rights, or agree to do any of the foregoing.

4.2           Exchange of Stock Certificates.  Certificates (or evidence of shares in book entry form) for shares of Company Common Stock shall be exchanged for the Merger Consideration in accordance with the following procedures:

  (a)           Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company to act as paying agent under this Agreement (the "Paying Agent") and who shall serve pursuant to an agreement between Parent and the Paying Agent.  Prior to the Effective Time, Parent shall deliver or cause to be delivered to the Paying Agent, in trust for the benefit of the holders of Company Common Stock, an amount in cash equal to the Merger Consideration multiplied by the number of shares of Company Common Stock to be converted in the Merger (the "Exchange Fund"). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation.  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 4.1(a).

  (b)           As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the "Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon delivery of the certificates to the Paying Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an "agent's message" with respect to shares held in book-entry form) as Parent may specify, subject to the Company's reasonable approval), together with instructions thereto.  Upon (i) in the case of shares of Company Common Stock represented by a certificate, the surrender of such certificate for cancellation to the Paying Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an "agent's message" by the Paying Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive (and the Paying Agent shall deliver) a bank check for an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock to be converted in the Merger.

  (c)           In no event shall the holder of any surrendered certificates (or evidence of shares in book entry form) be entitled to receive interest on any of the Merger Consideration to be received in the Merger.

  (d)           If any check for the Merger Consideration is to be issued in the name of a Person other than the Person in whose name the certificates (or electronic equivalents) surrendered for exchange therefor are registered, it shall be a condition of the exchange that the certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of issuance of such check to a Person other than the registered holder of the certificates (or electronic equivalents) surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

  (e)           If for any reason (including losses) the Paying Agent shall not have sufficient funds to pay the amounts to which holders of Company Common Stock are entitled under this Article IV, Parent and the Surviving Corporation shall take all steps necessary to promptly deposit with the Paying Agent additional cash sufficient to make all payments required under this Article IV.  Any funds deposited with the Paying Agent (including any interest received with respect thereto) that remain undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article IV shall thereafter look only to Parent and Surviving Corporation for payment of its claim for Merger Consideration, without any interest thereon.

  (f)           If any certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond, in such amount as Parent or the Paying Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such certificate, Parent shall direct the Paying Agent to issue, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such certificate, as contemplated by this Article IV.

  (g)           None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

  (h)           Except for the right to surrender of the certificate(s) (or evidence of shares in book entry form) representing the Company Common Stock in exchange for the right to receive the Merger Consideration with respect to each share of Company Common Stock, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Effective Time and each holder of Company Common Stock shall cease to have any rights as a stockholder of the Company, and no transfer of Company Common Stock shall thereafter be made on the stock transfer books of the Surviving Corporation.

4.3           Stock Options; Restricted Stock; Restricted Stock Units.

  (a)           Each option to purchase shares of Company Common Stock granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time (a "Company Option") shall become fully vested and exercisable immediately prior to, and then shall be canceled at the Effective Time, or in the case of Company Options held by  Employees set forth on Section 4.3(a) of the Company Disclosure Letter, immediately after the Effective Time, in exchange for a payment with the aggregate amount of such payment rounded up to the nearest cent, in cash, equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of the Company Option, and (ii) the total number of shares of Company Stock subject to such fully vested and exercisable Company Option as in effect immediately prior to the Effective Time (the "Option Consideration."), except as provided on Section 7.1(f) of the Company Disclosure Letter with respect to certain Company Options which shall lapse and be cancelled for no consideration.  The Option Consideration shall be paid in a lump sum at the Effective Time, or in the case of Company Options held by Employees set forth on Section 4.3(a) of the Company Disclosure Letter, immediately after the Effective Time.

  (b)           Each restricted stock unit granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time ("Company Restricted Stock Unit") shall be canceled at the Effective Time in exchange for a payment, in cash, equal to the Merger Consideration (the "RSU Consideration"), except as provided in Section 7.1(f) of the Company Disclosure Letter with respect to certain Restricted Stock Units which shall lapse and be cancelled for no consideration.

Each share of Company Restricted Stock shall be vested and converted into the right to receive the Merger Consideration in accordance with Section 4.1(a), except as provided on Section 7.1(f) of the Company Disclosure Letter with respect to certain shares of Company Restricted Stock which shall not vest and shall be cancelled for no consideration.

  (c)           Prior to the Effective Time, the Company shall take all necessary actions (i) to effect the measures contemplated by this Section 4.3, including but not limited to adoption of any plan amendments, obtaining Company Board approval and/or obtaining any consents and (ii) to ensure that no Person has any rights to acquire Company Common Stock or common stock of the Parent or any of its Subsidiaries (including the Surviving Corporation) pursuant to any Employee Benefit Plan or any Foreign Plan following the cancellation of Company Options and Company Restricted Stock Units as set forth in this Section 4.3.

4.4           Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation, Parent and its Subsidiaries, and their respective agents shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any federal, state, local or foreign Tax Law.  If the Paying Agent, the Surviving Corporation, Parent or its Subsidiaries, or any of their respective agents, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Options, Company Restricted Stock or Company Restricted Stock Units in respect of which the Paying Agent, the Surviving Corporation, Parent or its Subsidiaries or the agent, as the case may be, made such deduction and withholding.

4.5           Certain Company Actions.  Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) resulting from the transactions contemplated by this Article IV by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as qualified or supplemented by (i) the Company SEC Reports filed after October 2, 2009 and prior to the date hereof (excluding any disclosures set forth in any section of a Company SEC Report entitled "Risk Factors" or "Forward-Looking Statements" or any other disclosures included in such filings to the extent that they are forward-looking in nature and do not contain a reasonable level of detail about the risks of which the statements warn), or (ii) sections in a separate Company Disclosure Letter delivered by the Company to Parent at, but prior to, the execution of this Agreement (the "Company Disclosure Letter"), and which is numbered by reference to representations and warranties in a specific section of this Agreement; provided that (x) any facts, items or exceptions disclosed in any section of the Company Disclosure Letter shall be deemed to be disclosed on another section of the Company Disclosure Letter if the relevance of such fact, item or exception to such other section would be reasonably apparent and (y) any listing of any fact, item or exception in any section of the Company Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise, the Company represents and warrants to Parent and Merger Sub as follows:

5.1           Corporate Organization and Qualification.  Each of the Company and its Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation or limited liability company in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except where a failure to so qualify or be in good standing does not and would not constitute a Company Material Adverse Effect.  Each of the Company and its Subsidiaries has all requisite corporate or limited liability company power and authority, and possesses all material governmental licenses, permits, authorizations and approvals necessary, to own, lease or otherwise hold its properties and other assets and to carry on its business in substantially the manner as it is now being conducted.  The Company has previously made available to Parent complete and correct copies of the Company's Amended and Restated Certificate of Incorporation (the "Company Certificate") and Amended and Restated Bylaws (the "Company Bylaws"), and the equivalent organizational documents of each of the Company's Subsidiaries.

5.2           Capitalization.

  (a)           The authorized capital stock of the Company (the "Company Capital Stock") consists of 100,000,000 shares, 90,000,000 shares of which are designated as Company Common Stock, and 10,000,000 shares of which are designated as preferred stock, par value $0.01 per share (the "Company Preferred Stock").  As of November 22, 2010, 16,814,666 shares of Company Common Stock were issued and outstanding (including 128,116 shares of Company Restricted Stock for which the restrictions have not yet lapsed, and which are included in Section 5.2(b)(ii) below), and no shares of Company Preferred Stock were issued and outstanding.  All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Certificate, the Company Bylaws or any Contract to which the Company is a party or otherwise bound.  Except as set forth in Section 5.2(a) of the Company Disclosure Letter, no shares of Company Common Stock or Company Preferred Stock are held in the treasury of the Company and no shares of Company Common Stock or Company Preferred Stock are held by Subsidiaries of the Company.

  (b)           (i)           As of November 22, 2010, 3,345,992 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options.  Section 5.2(b)(i) of the Company Disclosure Letter lists, as of the close of business on November 22, 2010, all outstanding Company Options, the number of shares of Company Common Stock subject to each Company Option, the grant dates and exercise prices of each Company Option, the vesting schedule of each Company Option, and the names of the holders thereof.

     (ii)           As of November 22, 2010, 128,116 shares of Company Restricted Stock were issued and outstanding.  Section 5.2(b)(ii) of the Company Disclosure Letter

lists, as of the close of business on November 22, 2010, all outstanding shares of Company Restricted Stock, the grant dates of each award of Company Restricted Stock, the vesting schedule of each award of Company Restricted Stock, and the names of the holders thereof.

   (iii)           As of November 22, 2010, 182,225 shares of Company Common Stock were reserved for issuance upon the settlement of outstanding Company Restricted Stock Units.  Section 5.2(b)(iii) of the Company Disclosure Letter lists, as of the close of business on November 22, 2010, all outstanding Company Restricted Stock Units, the grant dates of each award of Company Restricted Stock Units, the vesting schedule of each award of Company Restricted Stock Units, and the names of the holders thereof.

   (iv)           As of November 22, 2010, 1,284,683 shares of Company Common Stock were available for issuance pursuant to additional grants of Company Options, Company Restricted Stock and Company Restricted Stock Units under the Company's equity compensation plans and arrangements.

   (v)           As of November 22, 2010, 283,464 shares of Company Common Stock were issued and outstanding under the ESPP, and 476,536 shares of Company Common Stock were available for issuance under the ESPP.

  (c)           Except as set forth above and in Section 5.2(c) of the Company Disclosure Letter or pursuant to option, restricted stock and restricted stock unit grants to employees of the Company after the date of this Agreement, pursuant to Section 7.1, there are not any outstanding or authorized options, warrants, convertible securities, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Company or any of its Subsidiaries is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Company Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Company Capital Stock or any shares of the capital stock of any of its Subsidiaries.  All outstanding shares of Company Common Stock, Company Options, and Company Restricted Stock have been issued in compliance with and not in violation of any applicable federal or state securities laws (other than state "blue sky" laws).  There are no bonds, debentures, notes or other indebtedness or debt securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or such Subsidiary may vote ("Voting Company Debt").  Except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, contract, arrangement or undertaking, or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company

Common Stock.  There are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries.

  (d)           Except as set forth in Section 5.2(d) of the Company Disclosure Letter, all outstanding shares of capital stock or other equity interests of the Company's Subsidiaries are owned by the Company or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all liens, mortgages, security interests, charges, encumbrances, claims and options of any nature ("Liens"), except for Company Permitted Liens.

  (e)           Section 5.2(e) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Subsidiary of the Company or any of its Subsidiaries and the record ownership of all issued and outstanding shares thereof, and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

  (f)           Section 5.2(f) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Person, other than a Subsidiary of the Company, in which the Company or the Company's Subsidiaries own any equity interest (each, a "Non-Controlled Entity"), and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

5.3           Authority Relative to This Agreement.  The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval of the Merger and the adoption of this Agreement by holders of the shares of Company Capital Stock in accordance with the DGCL and the Company Certificate.  This Agreement has been duly and validly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).  As of the date of this Agreement, the Company Board has unanimously, by resolutions duly adopted at a meeting duly called and held, (i) approved, and declared advisable, this Agreement and the Voting Agreement, (ii) determined that the terms of this Agreement and the Voting Agreement are fair to, and in the best interests of, the Company and its stockholders, (iii) directed that the Company submit the adoption of this Agreement to a vote at the Stockholders Meeting, and (iv) subject to Section 7.2, recommended that the stockholders of the Company adopt this Agreement at the Stockholders Meeting, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

5.4           Consents and Approvals; No Violation.

  (a)           Neither the execution and delivery of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will:

   (i)           conflict with or result in any breach of any provision of the Company Certificate or Company Bylaws or the respective organizational documents of any of the Company's Subsidiaries;

   (ii)           require any consent, approval, authorization or permit of, or filing with or notification to ("Permits"), any Governmental Entity, except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any other applicable U.S. or foreign Competition Laws; (B) the filings and consents listed in Section 5.4(a)(ii) of the Company Disclosure Letter; (C) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is authorized to do business; (E) as may be required by any applicable state securities or "blue sky" Laws or state takeover Laws; or (F) pursuant to the rules and regulations of the NASDAQ;

   (iii)           except as set forth in Section 5.4(a)(iii) of the Company Disclosure Letter, result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien), or require any consent or notice under any of the terms, conditions or provisions of any Company Contract, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; or

   (iv)           assuming that the Permits referred to in this Section 5.4 are duly and timely obtained or made and the approval of the Merger and this Agreement by the Company's stockholders has been obtained, materially violate any Law or Order applicable to the Company or any of its Subsidiaries, or to any of their respective assets.

  (b)           Assuming the accuracy of the representations set forth in Section 6.12, the affirmative vote of a majority of the voting power of the outstanding shares of Company Common Stock in favor of the approval and adoption of this Agreement (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's or its Subsidiaries' securities necessary to approve and adopt this Agreement and the Merger.

5.5           SEC Reports; Financial Statements; Controls.

  (a)           The Company has timely filed or furnished all forms, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the "SEC") since April 27, 2006, pursuant to the federal securities Laws and the SEC rules and regulations thereunder, all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act (collectively and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented modified or amended since the time of filing, the "Company SEC Reports").  None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There are no outstanding or unresolved comments in comment letters received from (i) the SEC with respect to the Company SEC Reports, or (ii) any other Governmental Entity with respect to any required statutory financial statements.  The Company has not received written notice that any of the Company SEC Reports is the subject of ongoing SEC review.  Except as set forth on Section 5.5(a) of the Company Disclosure Letter, none of the Subsidiaries of the Company is required to file or furnish reports with the SEC pursuant to the Exchange Act.

  (b)           The consolidated balance sheets and the related consolidated statements of income and cash flows (including the related notes thereto) of the Company included in the Company SEC Reports (the "Financial Statements"), as of their respective dates, (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein and, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments that are not material and the lack of footnotes), and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments), all in accordance with GAAP.  Since April 27, 2006, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

  (c)           The Company has timely filed or furnished all forms, reports and documents (including statutory audits) required to be filed or furnished by it with any foreign Governmental Entity since April 27, 2006, pursuant to applicable Laws and regulations thereunder, all of which, as of their respective dates, complied in all material respects with all applicable requirements.  Any such statutory financial statements of the Company or its Subsidiaries (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of such foreign Governmental Entity with respect thereto, (ii) were prepared in accordance with applicable Law and accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein and, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the lack of footnotes), and (iii) present fairly, in all material respects, the consolidated financial position of the Company or the applicable Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments), all in accordance with applicable Law and accounting principles.

  (d)           The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act, and the provisions of the Exchange Act and the Securities

Act relating thereto, which are applicable to the Company.  The Company maintains internal controls over financial reporting that provide reasonable assurance that (i) records are maintained in reasonable detail and accurately and fairly reflect the transactions and dispositions of the Company's assets, (ii) transactions are executed with management's authorization, (iii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company's consolidated assets, (iv) access to assets is permitted only in accordance with management's general or specific authorization, and (v) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

  (e)           The Company has delivered to Parent complete and accurate copies of notices received from its independent auditor of any significant deficiencies or material weaknesses in the Company's internal control over financial reporting for the fiscal years 2008 and 2009 and any other management letters or similar correspondence from any independent auditor of the Company or any of its Subsidiaries received for the fiscal years 2008 and 2009.  The Company has implemented such programs and taken such steps as it believes are reasonably necessary to effect compliance with all provisions of Section 404 of the Sarbanes-Oxley Act that are applicable to the Company and has not received any written notification that its independent auditor believes that the Company (i) will not be able to complete its assessment before the reporting deadline, or, if completed, that it will not be completed in sufficient time for the independent auditor to complete its assessment, or (ii) will not be able to issue unqualified attestation reports with respect thereto.

  (f)           The Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably effective to ensure that all material information concerning the Company is made known on a reasonably timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents.  Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents.  For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, "extensions of credit" to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

  (g)           Since April 27, 2006, (i) none of the Company, its directors, executive officers or any of the Company's Subsidiaries, nor, to the Knowledge of the Company, any employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

5.6           Absence of Certain Changes or Events.  Since October 2, 2009 until the date of this Agreement, (1) the Company and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice in all material respects and (2) there shall not have occurred, and the Company has not suffered any Company Material Adverse Effect, and, to the Knowledge of the Company, no fact or condition exists on the date hereof which, individually or in the aggregate, constitutes or would constitute, a Company Material Adverse Effect.

5.7           Litigation.  Section 5.7 of the Company Disclosure Letter sets forth all actions, claims, suits, proceedings or investigations by Governmental Entities or self-regulatory entities (including NASDAQ) pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective properties, or any present or former officer, director, or employee of the Company or its Subsidiaries in their capacity as such, before (or, in the case of threatened, that would be before) or by any Governmental Entity or arbitrator ("Company Actions").  There are no Company Actions that, individually or in the aggregate, constitute or would constitute a Company Material Adverse Effect.

5.8           Proxy Statement. The Proxy Statement and other materials prepared by the Company and distributed to the Company's stockholders in connection with the Merger, including any amendments or supplements thereto, will comply in all material respects with applicable federal securities Laws, and the Proxy Statement will not, at the time that it or any amendment or supplement thereto is mailed to the Company's stockholders, at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Merger Sub or Parent for inclusion in the Proxy Statement.

5.9           Taxes.

  (a)           The Company and its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authority all material Tax Returns required to have been filed by or with respect to the Company or any of its

Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects, (ii) have timely paid all material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return), (iii) have adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Reports for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, and (iv) have not received written notice of any deficiencies for any material Tax from any Taxing Authority, against the Company or any of its Subsidiaries, for which there are not adequate specific reserves on the financial statements included in the Company SEC Reports.

  (b)           Neither the Company nor any of its Subsidiaries is the subject of any currently pending tax audit or other proceeding with respect to material Taxes nor has any Tax audit or other proceeding with respect to material Taxes been proposed or threatened against any of them.  As of the date of this Agreement, there are no pending requests for waivers of the time to assess any material Tax.  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens.  No claim has ever been made in writing by a Taxing Authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

  (c)           Neither the Company nor any of its Subsidiaries is obligated by law or by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to any material Taxes.  Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries).  Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any material Taxes of any person other than the Company and its Subsidiaries.

  (d)           The Company and its Subsidiaries have timely withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid and reported in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

  (e)           Neither the Company nor any of its Subsidiaries was a "distributing corporation" or "controlled corporation" in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

  (f)           Neither the Company nor any of its Subsidiaries has participated in any  "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4 or any other corresponding or similar provision of state, local or foreign Laws.

  (g)           Neither the Company nor any of its Subsidiaries has agreed to make or is required to make any material adjustment for a taxable period ending after the Closing under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

  (h)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any "closing agreement" described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding Taxes) executed on or prior to the date of this Agreement.

  (i)           Neither the Company nor any of its Subsidiaries will be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction or excess loss account described in Treasury Regulation Section 1.1502 (or any corresponding or similar provision of state, local, or foreign income Tax law).

  (j)           The Company has made available to Parent or its legal or accounting representative copies of all material federal and state Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended September 25, 2003.

  (k)           No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into, requested or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries that would have any continuing effect in the determination of Tax liability of the Company or any of its Subsidiaries in any taxable period for which a Tax Return has not been filed.

5.10           Employee Benefit Plans.

  (a)           Section 5.10(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of each Employee Benefit Plan and each material Foreign Plan, and each other Foreign Plan to the extent a Foreign Plan covers 10 or more individuals.  The Company has delivered to Parent on the date hereof a true, correct and complete copy (in each case, if applicable) of each (i) Employee Benefit Plan and, to the extent required to be listed on Section 5.10(a) of the Company Disclosure Letter, Foreign Plan, including any amendment thereto; (ii) summary plan description; (iii) trust, insurance, annuity or other funding Contract related thereto; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the three (3) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto.

  (b)           Each Employee Benefit Plan has been administered in compliance with its terms and operated in compliance with ERISA, the Code and all other applicable Laws.  Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Employee Benefit Plan, or any plan, agreement or arrangement that would be an Employee Benefit Plan if adopted, or to modify any existing Employee Benefit Plan, except as required by applicable Law.  Except as required by applicable Law, there are no limitations or restrictions on the right of the Company or its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent or its Subsidiaries, including the Surviving Corporation, to merge, amend or terminate any Employee Benefit Plan.

  (c)           Except as set forth on Section 5.10(c) of the Company Disclosure Letter, no Employee Benefit Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.  With respect to each Employee Benefit Plan set forth on Section 5.10(c) of the Company Disclosure Letter, the full direct cost of benefits is borne by the current or former employee or director (or beneficiary thereof) and the coverage of such current or former employees does not adversely affect the premiums or rates payable by the Company or its Subsidiaries with respect to other current employees.

  (d)           With respect to each Employee Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code, (i) each such Employee Benefit Plan has been determined to be so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification, (ii) the trusts maintained thereunder have been determined to be exempt from taxation under Section 501(a) of the Code, and (iii) no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

  (e)           Neither the Company nor any of its ERISA Affiliates has ever contributed to or had any obligation to contribute to:  (i) a plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code; (ii) a "multiemployer plan" (within the meaning of Section 3(37) of ERISA); (iii) a "multiple employer plan" (within the meaning of Section 413(c) of the Code); (iv) any "voluntary employees' beneficiary association" (within the meaning of Section 501(c)(9) of the Code); or (v) any "multiple employer welfare arrangement" (within the meaning of Section 3(40) of ERISA).  Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability that has not been satisfied in full.

  (f)           There are no pending, or to the Knowledge of the Company, threatened actions, suits, disputes or claims by or on behalf of any Employee Benefit Plan or any Foreign Plan, by any employee or beneficiary covered under any such Employee Benefit Plan or Foreign Plan, as applicable, or otherwise involving any such Employee Benefit Plan or Foreign Plan (other than routine claims for benefits).

  (g)           Except as set forth on Section 5.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or other service provider of the Company or any Subsidiary to severance pay, unemployment compensation, a change of control payment or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider.  Except as set forth on Section 5.10(g) of the Company Disclosure Letter, neither the Company nor any Subsidiary is party to any contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payment" for purposes of Section 280G or Section 4999 of the Code.

  (h)           Each Employee Benefit Plan that is a "nonqualified deferred compensation plan" (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been "materially modified" (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

  (i)           Each plan, arrangement, agreement or contract that would otherwise meet the definition of an "Employee Benefit Plan" but which is subject to any Law other than U.S. federal, state or local Law ("Foreign Plan") has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws.  Each Foreign Plan required to be registered or approved by a non-U.S. Governmental Entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole.  Each Foreign Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in full compliance with applicable Law (to the extent such a fully funded or fully insured Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Parent, the Surviving Corporation or any of their Affiliates being required to make additional contributions to such Foreign Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Foreign Plan.  No Foreign Plan in Canada is a "multi-employer plan" (or substantially similar plan) under any Canadian Law.

5.11         Labor Matters.

  (a)           Neither the Company nor any of its Subsidiaries has used the services of workers provided by third-party contract labor suppliers, temporary employees, "leased employees" (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Employee Benefit Plan or the imposition of penalties or excise taxes with respect to any Employee Benefit Plan by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity.

  (b)           Except as set forth in Section 5.11(b) of the Company Disclosure Letter, no individual is or is part of a unit represented by a labor union, labor organization, workers' association, works council or other collective group of employees which represents any group of employees of the Company or any of its Subsidiaries in connection with his or her employment with the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or similar labor agreement covering employees or former employees of the Company or any of its Subsidiaries.  There are no (i) labor strikes, slowdowns or stoppages currently pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, (ii) representation claims, certification applications, or petitions pending before any Governmental Entity or any organizing efforts or challenges concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) material grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.  No notice, consent or opinion of any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries is required in connection with the signing of this Agreement or the consummation of the transaction contemplated by this Agreement, except where a failure to obtain any such notice, consent or opinion does not and would not (i) constitute a Company Material Adverse Effect or (ii) reasonably be expected to materially impair, prevent or delay the ability of the Company to consummate the Merger and the other transactions to be performed or consummated by the Company pursuant to this Agreement.

  (c)           To the Knowledge of the Company, no employee of the Company or its Subsidiaries at the level of division manager or above is in violation of any term of any nondisclosure or restrictive covenant obligation to a former employer of any such employee.

  (d)           Since the date of the Company Balance Sheet until the date hereof, neither the Company nor any of its Subsidiaries has effectuated or announced or plans to effectuate or announce (i) a "plant closing," as defined in the U.S. Workers Adjustment and Retraining Notification Act ("WARN") affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a "mass layoff" (as defined in the WARN), (iii) a mass termination under applicable employment standards legislation, or (iv) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar applicable Law.

5.12           Environmental Laws and Regulations.

  (a)           Except as set forth in Section 5.12(a) of the Company Disclosure Letter:

   (i)           the Company and each of its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity) is, and has been, since January 1, 2000, in compliance in all material respects with all applicable Laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), and including, without limitation, Laws relating to the exposure to, disposal or releases or threatened releases of Hazardous Material (as defined below) (collectively, "Environmental Laws"), with "Hazardous Material" meaning, individually or collectively, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5, or defined as such by, or regulated as such under, any Law, and including toxic mold;

   (ii)           there are no pending or, to the Knowledge of the Company, threatened claims for liability under, or noncompliance with, any Environmental Laws against the Company or any of its Subsidiaries (or, to the Knowledge of the Company,

any Non-Controlled Entity), and neither the Company nor any of its Subsidiaries (or, to the Knowledge of the Company, any Non-Controlled Entity) has received written notice of, or, to the Knowledge of the Company, is the subject of, any action, cause of action, claim, investigation, demand or notice by any Person alleging liability under, or violation of, or non-compliance with, any Environmental Law that remains outstanding or unresolved;

   (iii)           There have been no releases by the Company or its Subsidiaries, or to the Knowledge of the Company and its Subsidiaries, by any other Person, of any Hazardous Materials that have had or that could reasonably be expected to form the basis of any claim for or material liability under, or material violation of, or non-compliance with, any Environmental Laws against the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any Non-Controlled Entity) or against any Person whose liabilities for such claims the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any Non-Controlled Entity) has, or may have, retained or assumed, either contractually or by operation of Law;

   (iv)           there is no condition on, at, under or related to any real property (including any release of a Hazardous Material into the air, soil, surface water, sediment or ground water at, under or migrating to or from such property) including related to real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries or created by the Company's or any of its Subsidiaries' (or, to the Knowledge of the Company, any Non-Controlled Entity's) operations that could reasonably be expected to give rise to any material liability for the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any Non-Controlled Entity), including the imposition of any fines or penalties, under applicable Environmental Laws;

   (v)           the Company and its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity) have obtained and are in compliance, in all material respects, with all material Permits issued pursuant to any Environmental Laws applicable to the Company, its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity) and the properties used by the Company and its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity) in the operation of their business, and all such material Permits are valid and in good standing; and

   (vi)           Section 5.12(a)(vi) of the Company Disclosure Letter sets forth a true, complete and correct list of all Permits pursuant to any Environmental Laws applicable to the Company and its Subsidiaries that are required as of the date hereof to lawfully operate all Company Real Property and the business at 607, 811 and 3120 Hansen Way, Palo Alto, California (the "Palo Alto Facility") as currently conducted and which the Company and its Subsidiaries have obtained.

  (b)           The Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any material reports, studies, data, analyses, tests or monitoring possessed by or in the control of the Company, its Subsidiaries and, to Knowledge of the Company, each Non-Controlled Entity pertaining to the environmental condition of, or Hazardous Materials in, on, from, beneath or adjacent to, any property currently owned, operated or leased by the Company, its Subsidiaries or any Non-Controlled Entity, or regarding compliance with applicable Environmental Laws by Company, its Subsidiaries or any Non-Controlled Entity.

  (c)           The obligations of Varian Medical Systems, Inc. (and any of its predecessors and successors, as applicable) (collectively, "Varian"), including, without limitations, any environmental and/or indemnification obligations, under the Varian Agreements are still, to the Knowledge of the Company, valid, in effect and binding upon Varian in accordance with their terms.  To the Knowledge of the Company, none of the parties to the Varian Agreements is in material breach thereof or default thereunder, no event has occurred which with notice or the lapse of time or both would constitute a material default or violation by any party to the Varian Agreements and no party to such agreements will be in material breach thereof or default thereunder as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.  As used in this section, the "Varian Agreements" mean: the Stock Sale Agreement by and between Varian Associations, Inc., and Communications & Power Industries Holding Corporation, dated as of June 9, 1995, including the amendments thereto; the Agreement re: Environmental Matters Among 301 Industrial LLC, 301 Holding LLC, Communications & Power Industries, Inc., Varian Medical Systems, Inc., and Palo Alto Medical Foundation, dated June 18, 2004, and any amendments thereto; the Modification Agreement between Varian Medical Systems, Inc. and Communications & Power Industries, Inc., effective as of June 18, 2004; and the Agreement Regarding Agreement re: Environmental Matters and Agreement of Purchase And Sale by and between 301 Industrial LLC, Communications & Power Industries, Inc., and, Palo Alto Medical Foundation, dated August 31, 2006 and any amendments thereto.  All of the environmental conditions at, on, under or relating to any of the real property that is subject to the Varian Agreements and which are being, or have been, investigated and/or remediated are the sole responsibility of Varian under the Varian Agreements and, to the Knowledge of the Company, there are no other conditions involving the release or presence of Hazardous Materials at, on, under or relating to any such real property that would not reasonably be expected to be the responsibility of Varian under the Varian Agreements.

  (d)           Neither the Company nor any of its Subsidiaries is aware of, or has received notice of, any requirement of Law (including, without limitation, Environmental Law, land use, zoning or similar Law) that would be reasonably likely to require them to move, relocate or suspend all or any portion of the operations currently undertaken at the Palo Alto Facility.  Neither the Company nor any of its Subsidiaries has reason to believe that it will be required to expend material costs to address any local land use or zoning requirement or Environmental Law related to the operations at the Palo Alto Facility.

5.13         Property and Assets.

  (a)           The Company or a Subsidiary of the Company has good and valid title to, or a valid leasehold interest in, all the material properties and assets which it purports to own or lease (real, tangible, personal and mixed), including all the Company Real Property and all the properties and assets reflected in the balance sheet contained in the most recent Form 10-Q of the Company filed with the SEC (the "Company Balance Sheet") (except for personal property sold since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice).  All Company Real Property (as defined in Section 5.13(b)) and all such assets are free and clear of all Liens, except for Company Permitted Liens.

  (b)           Section 5.13(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all material real property owned, leased or subleased by the Company and its Subsidiaries as of the date hereof and the location of such premises (the "Company Real Property").  The Company Real Property includes all of the material real property owned by the Company or a Subsidiary of the Company and used in connection with, held for use in connection with, or necessary for the operation of the businesses of the Company.

  (c)           To the Knowledge of the Company, each material lease or sublease of real property identified on Section 5.13(b) of the Company Disclosure Letter as being leased or subleased by the Company or one of its Subsidiaries (collectively, the "Company Real Property Leases") is in full force and effect, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).  There is no existing material default by the Company or its Subsidiaries under any of the Company Real Property Leases, and no event has occurred with respect to the Company or its Subsidiaries which, with notice or lapse of time or both, would constitute a material default of any of the Company Real Property Leases. To the Knowledge of the Company, there are no material defaults of any obligations of any other party under any Company Real Property Lease.

  (d)           To the Knowledge of the Company, the Company and its Subsidiaries, as applicable, have obtained all material permits, licenses, certifications, approvals, registrations, consents, orders, clearances, franchises, variances, exemptions, waivers and similar authorizations, certificates of occupancy, easements and rights of way, including proofs of dedication, required to use and operate the Company Real Property in the manner in which the Company Real Property is presently used and operated on the date of this Agreement and will be used and operated as of the Closing Date, except where a failure to obtain any such material permits, licenses, certifications, approvals, registrations, consents, orders, clearances, franchises, variances, exemptions, waivers and similar authorizations, certificates of occupancy, easements and rights of way, including proofs of dedication, would not reasonably be expected to materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company and its Subsidiaries.

5.14         No Undisclosed Liabilities.

  (a)           Except as reflected in the Company Balance Sheet, the Company has no liabilities (absolute, accrued, contingent or otherwise) other than (i) any liabilities and obligations incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) any liabilities and obligations incurred in connection with the transactions contemplated by this Agreement and (iii) any liabilities and obligations that do not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

  (b)           The Company is not a party to, and has no commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving the Company in the Company's consolidated financial statements.

5.15         Intellectual Property.

  (a)           Section 5.15(a) of the Company Disclosure Letter sets forth a true and substantially complete list of patents and patent applications, registered trademarks (including applications), and Internet domain names, in each case owned or co-owned by the Company or any of its Subsidiaries as of the date hereof.

  (b)           To the Knowledge of the Company: (i) the Intellectual Property which is listed as active (e.g., not abandoned, inactive, lapsed, cancelled, expired, and/or terminated) in Section 5.15(a) of the Company Disclosure Letter and which is material to the Company or any of its Subsidiaries taken as a whole ("Material Intellectual Property") has not been deemed by any Governmental Entity to be invalid or unenforceable; (ii) such Material Intellectual Property has not been cancelled, abandoned or dedicated to the public domain; and (iii) all registration, maintenance and renewal fees necessary to preserve the rights of the Company or its Subsidiaries in connection with such Material Intellectual Property have been paid in a timely manner.  The Company or one of its Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all Material Intellectual Property.

  (c)           Except as does not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect:

  (i)           The Company or a Subsidiary of the Company owns, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements), or has a valid and enforceable license (free and clear of any Liens) or otherwise possesses legally enforceable rights to use and practice, all Material Intellectual Property as currently used in their respective businesses as currently conducted;

  (ii)           the conduct of the businesses (including the products and services) of the Company or its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity), as currently conducted, does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third Person; neither the Company nor any of its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity) (nor any of their respective predecessors) has received any written notice since April 27, 2006 from any third Person, and there are no pending claims (A) asserting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries (and, to the Knowledge of the Company, each Non-Controlled Entity), or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries

(and, to the Knowledge of the Company, each Non-Controlled Entity) with respect to, any Material Intellectual Property;

  (iii)           there are no pending or unresolved claims by the Company or any of its Subsidiaries (A) asserting the infringement, misappropriation or other violation of any Material Intellectual Property, or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of, any third Person's Intellectual Property; and

  (iv)           there are no consents, judgments, judicial or governmental orders, coexistence agreements or settlement agreements (including any settlements that include licenses) (A) materially restricting the rights of the Company or its Subsidiaries with respect to any of the Material Intellectual Property owned or co-owned by the Company or any of its Subsidiaries, or (B) restricting the conduct of any of the businesses of the Company or any of its Subsidiaries as presently conducted in order to accommodate a third Person's Intellectual Property.

  (d)           The Company and/or its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of their trade secrets and other proprietary information, and there has not been, to the Knowledge of the Company, any material disclosure or other compromise of any confidential or proprietary information of the Company or its Subsidiaries (including any such information of any other Person disclosed in confidence to the Company or its Subsidiaries) to any third Person in a manner that has resulted or is reasonably likely to result in the loss of trade secrets or other rights in and to such information.

  (e)           The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company's or any of its Subsidiaries' rights to own, use or hold for use any of the Intellectual Property as owned, used or held for use (including for defensive purposes) in the conduct of their businesses, except for any of the foregoing as does not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

5.16         Compliance with Laws and Orders.

  (a)           Except with respect to the matters described in Sections 5.5, 5.9, 5.10, 5.12, 5.17(d)(iii) and 5.17(d)(iv), 5.18 and 5.25, which matters are addressed exclusively in such sections, neither the Company nor any of its Subsidiaries is in violation of or in default under any law (including the common law), statute, ordinance, code, rule, regulation or directive having the effect of law of Canada, the United States or any state, county, city or other political subdivision thereof or of any domestic or foreign government or regulatory authority (collectively and individually, "Law"), or writ, judgment, decree, injunction or similar order of any Governmental Entity, in each case, whether preliminary or final (an "Order"), applicable to the Company or any of its Subsidiaries or any of their respective assets and properties, except for such violations or defaults that do not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

  (b)           The Company and its Subsidiaries are in compliance in all material respects with all material statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) and international anti-bribery conventions and local anti-corruption and bribery Laws in jurisdictions in which the Company and its Subsidiaries are operating (the "Anti-Bribery Laws"). Since April 27, 2006, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity that alleges that the Company, one of its Subsidiaries or any agent thereof is in material violation of, or has a material liability under, the Anti-Bribery Laws.

5.17         Company Contracts.

  (a)           As of the date hereof, except for this Agreement or as set forth in the Company SEC Reports or in Section 5.17 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any contract constituting a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or:

   (i)          any written or oral contract, agreement, lease, instrument or legally binding contractual commitment ("Contract") with a customer of the Company or its Subsidiaries or with any entity that purchases goods or services from the Company or its Subsidiaries for future consideration to be paid to the Company or its Subsidiaries of $2,000,000 or more in any fiscal year;

   (ii)         any Contract which would prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement, including the Merger;

   (iii)        any Contract (including any exclusivity agreement) materially restricting the right of the Company to conduct its business as it is presently conducted or which could require the disposition of any material assets or line of business of the Company;

   (iv)        any Contract for capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of $500,000;

   (v)         any Contract for the purchase or lease of goods or services (including, without limitation, equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of $500,000, other than inventory purchase orders executed in the ordinary course of business;

   (vi)        any loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement pursuant to which any material Indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred;

   (vii)       except for any Contract entered into in the ordinary course of business consistent with past practice, any Contract relating to guarantees or assumptions of other obligations of any third Person or reimbursements of any maker of a letter of credit which are, in the aggregate, in excess of $1,000,000;

   (viii)       any Contract with any agency or department of the United States federal government or any state or local government for the purchase of goods and/or services from the Company or any Subsidiary which would reasonably be expected to result in future payments to the Company or any Subsidiary in excess of $2,000,000;

   (ix)        any Contract that constitutes a collective bargaining or other arrangement with any U.S. or Canadian labor union, labor organization, workers' association, works council or other collective group of employees;

   (x)         any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the Company Capital Stock or any of the Company's assets;

   (xi)        any Contract containing covenants binding upon the Company or any of its Subsidiaries that materially restrict the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger could materially restrict the ability of the Surviving Corporation or its affiliates) to compete in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, or that materially restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its affiliates) to compete with any Person or in any geographic area;

   (xii)       any Contract creating or relating to any material partnership, joint venture, or joint development agreement involving future payments or capital commitments in excess of $2,000,000;

   (xiii)       any Contract which (A) prohibits the payment of dividends or distributions in respect of Company Capital Stock or the capital stock of any wholly owned Subsidiary of the Company, (B) prohibits the pledging of Company Capital Stock or the capital stock of any wholly owned Subsidiary of the Company, or (C) prohibits the issuance of guarantees by any wholly owned Subsidiary of the Company;

   (xiv)      any written employment Contract, severance agreement or other similar binding agreement with any officers of the Company or any member of the Company Board, or any Contract that would otherwise obligate or commit the Company, the Surviving Corporation or their respective Subsidiaries to retain, or not to terminate, any officers;

   (xv)       any Contract, other than customer Contracts entered into in the ordinary course of business, containing a covenant or covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person unless such obligation to indemnify or hold harmless is less than $200,000;

   (xvi)       any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any business or any amount of material assets other than in the ordinary course of business, including any "earn-out" or other contingent payments or obligations; or

   (xvii)      any material hedge, collar, option, forward purchasing, swap, derivative or similar Contract, understanding or undertaking.

All contracts of the type described in this Section 5.17(a) are hereinafter referred as "Company Contracts".

(b)           Except as set forth in Section 5.17(b) of the Company Disclosure Letter, all Company Contracts are valid and binding agreements of the Company or a Subsidiary of the Company and are in full force and effect.  To the Knowledge of the Company, none of the parties to such Company Contracts is in material breach thereof or material default thereunder or will be as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(c)           Except as set forth in Section 5.17(c) of the Company Disclosure Letter, no benefits under any Company Contract will be materially increased, and no vesting of any material benefits under any Company Contract will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement except where such increase or acceleration would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries or loss of any benefit that is material to the Company and Subsidiaries, taken as a whole.  Except as set forth in Section 5.17(c) of the Company Disclosure Letter, there are no Company Contracts that require amounts payable by the Company or its Subsidiaries to any officers of the Company or its Subsidiaries (in their capacity as officers) as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination.

(d)           Except where the following matters do not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Contract between the Company or any of its Subsidiaries and any Governmental Entity and each outstanding bid, quotation or proposal by the Company or any Company Subsidiary (each, a "Bid") that if accepted or awarded would lead to a Company Contract between the Company or any of its Subsidiaries and any Governmental Entity (each, a "Company Government Contract") and each Company Contract between the Company or any of its Subsidiaries and any prime contractor or upper-tier subcontractor relating to a Contract between such Person and any Governmental Entity and each outstanding Bid that if accepted or awarded would lead to a Material Company Contract between the Company or a Subsidiary of the Company and a prime contractor or upper-tier subcontractor relating to a Contract between such Person and any Governmental Entity (each, a "Company Government Subcontract"):

  (i)           to the Knowledge of the Company (A) each such Company Government Contract or Company Government Subcontract was legally awarded, is binding on the Company or the applicable Subsidiary of the Company thereto, and is in full force and effect and (B) each such Company Government Contract (or, if applicable, each prime Contract under which such Company Government Subcontract was awarded) is not currently the subject of bid or award protest proceedings;

  (ii)           the Company and each Subsidiary of the Company have complied in all material respects with all terms and conditions of such Company Government Contract or Company Government Subcontract, including all clauses, provisions and requirements incorporated expressly by reference therein;

  (iii)          the Company and each Subsidiary of the Company have complied in all material respects with all requirements of all Laws, including the Armed Services Procurement Act, the Federal Property and Administrative Services Act, the FAR, the Defense Federal Acquisition Regulation Supplement, the Truth in Negotiations Act, the government contracts cost principles (FAR Part 31), the Cost Accounting Standards, the Buy American Act, the Trade Agreements Act and the Procurement Integrity Act, whether incorporated explicitly, by reference or by operation of law;

  (iv)         neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any Subsidiary of the Company, in writing, that the Company or any Subsidiary of the Company has breached or violated any Law or material certification, representation, clause, provision or requirement pertaining to such Company Government Contract or Company Government Subcontract, and all facts set forth or acknowledged by any disclosures, representations or certifications submitted by or on behalf of the Company or any Subsidiary of the Company in connection with such Company Government Contract or Company Government Subcontract were current, accurate and complete in all material respects on the date of submission;

  (v)          neither the Company nor any Subsidiary of the Company has received any notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Company Government Contract or Company Government Subcontract;

  (vi)         except as would not reasonably be expected to be material to the Company, other than in the ordinary course of business consistent with past practice, to the Knowledge of the Company, no cost incurred by the Company or any Subsidiary of the Company pertaining to a Company Government Contract or Company Government Subcontract has been questioned or challenged or is the subject of any audit or investigation or has been disallowed by any Governmental Entity; and

  (vii)         no material payment due to the Company or any Subsidiary of the Company pertaining to such Company Government Contract or Company Government Subcontract has been withheld based upon negative performance-related allegations or claims and no claim has been made in writing to withhold payment based upon negative performance-related allegations or claims.

(e)           To the Knowledge of the Company, except as set forth on Section 5.17(e) of the Company Disclosure Letter, neither the Company, any Subsidiary of the Company, nor any of their respective directors, officers or employees, is or since April 27, 2006 has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity, or any audit or investigation by the Company or any Subsidiary of the Company, with respect to any alleged act or omission arising under or relating to any Company Government Contract or Company Government Subcontract.

(f)           There exist (i) no outstanding material claims against the Company or any Subsidiary of the Company, either by any Governmental Entity or by any prime contractor, subcontractor, vendor or other person, arising under or relating to any Company Government Contract or Company Government Subcontract, and (ii) no outstanding material claims or requests for equitable adjustment or disputes between the Company or any Subsidiary of the Company and the United States government under the Contract Disputes Act, as amended, or any other Law, or between the Company or any Subsidiary of the Company and any prime contractor, subcontractor, vendor or other person arising under or relating to any Company Government Contract or Company Government Subcontract. To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company received any material adverse or negative past performance evaluations or ratings in connection with any Company Government Contract, Company Government Subcontract or other Contract with a Governmental Entity within the past three years. Neither the Company nor any Subsidiary of the Company has (i) any pending material claim against any Governmental Entity, or (ii) any pending material claim against any prime contractor, subcontractor, vendor or other person arising under or relating to any Company Government Contract or Company Government Subcontract.

(g)           Except as described in Section 5.17(g) of the Company Disclosure Letter, there are no claims or disputes relating to the Company Government Contracts which, if resolved unfavorably to the Company, would, individually or in the aggregate, have a Company Material Adverse Effect.

(h)           To the Knowledge of the Company, since April 27, 2006, neither the Company nor any operating segment has been debarred or suspended for 90 days or more in any consecutive twelve-month period, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension, from participation in the award of Contracts with the United States government (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).  To the Knowledge of the Company, since April 27, 2006, there exist no facts or circumstances that would reasonably be expected to result in a finding of non-responsibility or ineligibility on the part of the Company or any operating segment.

(i)           Section 5.17(i) of the Company Disclosure Letter sets forth for each instrument listed thereon (i) the aggregate principal amount outstanding as of November 24, 2010 and (ii) a description of any prepayment, redemption or make-whole payments required to be paid in connection with the repayment of such Indebtedness. As of the date of this Agreement, there have been no changes to the principal amounts referenced in clause (i), other than scheduled amortization payments and the accrual of interest in accordance with the terms of such instruments.

5.18     Permits.

(a)           The Company and its Subsidiaries hold all material Permits, variances, exemptions, orders, registrations, certificates, security facility clearances and approvals of all

Governmental Entities that are required from such Governmental Entities in order for the Company and its Subsidiaries to own, lease or operate their assets and to carry on their businesses (the "Company Permits"). Except as set forth in Section 5.18 of the Company Disclosure Letter, (i) the Merger, in and of itself, would not cause the revocation or cancellation of any Company Permit, and (ii) since April 27, 2006, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that it is in material violation of any of the Company Permits.

(b)           Each Company Permit is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which, would not constitute, individually or in the aggregate, a Company Material Adverse Effect.  No Company Permit is subject to (i) any material conditions or requirements that have not been imposed generally upon licenses in the same service, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity.  To the Knowledge of the Company, no event, condition or circumstance has occurred that would preclude any Company Permit from being renewed in the ordinary course (to the extent that such Company Permit is renewable by its terms), except where the failure to be renewed does not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect.

5.19           Insurance.  The Company has previously made available to Parent a list of all material policies of insurance maintained by the Company or any of its Subsidiaries.  Such policies are in full force and effect, and all premiums due with respect to such policies have either been paid or adequate provisions for the payment by the Company or one of its Subsidiaries thereof has been made.  To the Knowledge of the Company, the amounts and scope of risks covered by such policies are customary for companies of its size, its geographic region and in the businesses in which the Company and its Subsidiaries operate.

5.20           Transactions with Affiliates.  There are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (other than any Subsidiaries of the Company), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

5.21           Brokers and Finders.  Except for the fees and expenses payable to J.P. Morgan Securities Inc. and Moelis & Company LLC, which fees and expenses are reflected in their respective agreements with the Company, a copy of each of which has previously been provided to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

5.22           Opinion of Financial Advisor.  The Company or the Company Board has received the opinions of each of J.P. Morgan Securities Inc. and Moelis & Company LLC, each dated November 24, 2010, to the effect that, as of such date, (i) with respect to the opinion of JP Morgan Securities Inc., the Merger Consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view and

(ii) with respect to the opinion of Moelis & Company LLC, the Merger Consideration to be received by the stockholders of the Company (other than The Cypress Funds LLC and its affiliates, holders of Excluded Shares and holders of Dissenting Shares) pursuant to the Merger is fair to such stockholders from a financial point of view.

5.23           No Rights Plan.  There is no stockholder rights plan, "poison pill" anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound.

5.24           Takeover Provisions.  Assuming the accuracy of the representations set forth in Section 6.12, the Company has taken all appropriate actions so that the restrictions on business combinations contained in each "fair price," "moratorium," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation enacted under Delaware Law applicable to the Company (the "Anti-takeover Laws"), including without limitation Section 203 of the DGCL, will not apply with respect to or as a result of this Agreement and the transactions contemplated hereby, including the Merger and the Voting Agreement, without any further action on the part of the stockholders of the Company or the Company Board.  True, correct and complete copies of all resolutions of the Company Board reflecting such actions have been previously provided to Parent. Other than Section 203 of the DGCL, no Anti-takeover Law is applicable to, or purports to be applicable to, the Merger or the other transactions contemplated by this Agreement.

5.25      Export Control and Import Laws.

(a)           The Company and its Subsidiaries are, and since January 1, 2005 have been, in compliance in all material respects with applicable United States export control and import laws, and with United States Laws governing embargoes, sanctions and boycotts, including the Arms Export Controls Act (22 U.S.C. §2778), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq. ), the Export Administration Act of 1979 (50 U.S.C. app. 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.) (“ITAR”), the Export Administration Regulations (15 C.F.R. § 730 et. seq.), and all rules, regulations and executive orders relating to any of the foregoing, and the Laws administered by the Office of Foreign Assets Controls of the United States Department of the Treasury, and the Laws administered by the United States Customs and Border Protection (collectively, the “Export Control and Import Laws”).

(b)           Since January 1, 2005, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity that alleges that the Company or any of its Subsidiaries or any agent or employee thereof has violated, is not in compliance with, or has any material liability under, any Export Control and Import Laws.

(c)           Neither the Company nor any of its Subsidiaries has made or, as of the date of this Agreement, intends to make any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any Export Control and Import Laws.

(d)           To the Knowledge of the Company, since January 1, 2007, there have been no investigations or administrative enforcement actions, pending or closed by any

Governmental Entity with respect to any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any Export Control and Import Laws.

(e)           The Company and its Subsidiaries have implemented in all material respects the remedial measures recommended by the Department of State, Directorate of Defense Trade Controls, following the voluntary disclosures of potential ITAR violations made by the Company and/or its Subsidiaries.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as qualified or supplemented by sections in a separate disclosure letter which has been delivered to the Company by Parent at or prior to the execution of this Agreement (the "Parent Disclosure Letter") and which is numbered by reference to representations and warranties in a specific section of this Agreement; provided that (x) any facts, items or exceptions disclosed in any section of the Parent Disclosure Letter shall be deemed to be disclosed on another section of the Parent Disclosure Letter if the applicability of such fact, item or exception to such other section would be reasonably apparent and (y) any listing of any fact, item or exception in any section of the Parent Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or create a measure of materiality for purposes of this Agreement or otherwise, Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

6.1           Corporate Organization and Qualification.  (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware, (b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and (c) each of Parent and Merger Sub is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except in the case of (c), where the failure to so qualify or be in such good standing would not have a Parent Material Adverse Effect.  Parent has no Subsidiaries other than Merger Sub.  Each of Parent and Merger Sub has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted, except where failure to have such power and authority does not have and would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and other transactions contemplated hereby (a "Parent Material Adverse Effect").  Parent and Merger Sub have each previously made available to the Company complete and correct copies of their respective Certificates of Incorporation and Bylaws.

6.2           Capitalization.  The authorized capital stock of Merger Sub (the "Merger Sub Capital Stock") consists of 1,000 shares, par value $0.01 per share, all of which are designated as common stock.  All of the issued and outstanding shares of Merger Sub Capital Stock are held directly or indirectly by Parent and have been duly authorized and validly issued and are fully paid and nonassessable.  There are not as of the date hereof any outstanding or authorized options, warrants, convertible securities, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Merger Sub is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Merger Sub Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Merger Sub Capital Stock.  Merger Sub does not have any Subsidiaries.

6.3           Authority Relative to This Agreement.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the respective boards of directors of Parent and Merger Sub and will be approved and adopted immediately following execution of this Agreement by Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming that this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

6.4           Consents and Approvals; No Violation.

(a)         Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will:

(i)             conflict with or result in any breach of any provision of the Certificates of Incorporation or Bylaws, respectively, of Parent or Merger Sub;

(ii)            require any Permit from any Governmental Entity, except (A) in connection with the applicable requirements of the HSR Act and any other applicable U.S. or foreign Competition Laws; (B) the filings and consents listed in Section 6.4(a)(ii) of the Parent Disclosure Letter; (C) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; or (E) which does not or would not constitute a Parent Material Adverse Effect;

(iii)           result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or Merger Sub may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens); or

(iv)           assuming that the Permits referred to in this Section 6.4 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or Merger Sub or to any of their respective assets, except as would not reasonably be expected to have a Parent Material Adverse Effect.

6.5           Proxy Statement.  None of the information supplied by Parent or Merger Sub in writing for inclusion in the Proxy Statement will, at the time that it or any amendment or supplement thereto is mailed to the Company's stockholders, at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.6           Availability of Funds; Financing.

(a)           Assuming that the Financing is funded and the accuracy of the representations and warranties set forth in Section 5.2 and the performance by the Company of its obligations under Section 7.2(a)(i), the proceeds contemplated to be provided by the Financing Commitments are sufficient to make the payments for the aggregate Merger Consideration, Option Consideration and RSU Consideration contemplated by this Agreement, plus all associated costs and expenses as well as any repayments of Indebtedness of the Company and its Subsidiaries contemplated by this Agreement or the Financing Commitments.

(b)           Parent and Merger Sub have provided to the Company a true and complete copy of (i) an executed commitment letter, dated as of the date hereof, from the Guarantor (the “Equity Commitment Letter”) pursuant to which Guarantor has agreed to provide Parent and Merger Sub with equity financing in an aggregate amount of up to $220,000,000 plus an amount sufficient to provide proceeds equal to any original issue discount or additional upfront fees required to be paid under the fee letter, dated November 24, 2010, relating to and defined in the Debt Commitment Letter) (together, the “Equity Financing”), and (ii) an executed commitment letter from the Financing Sources as set forth in Section 6.6 of the Parent Disclosure Letter (the “Debt Commitment Letter,” and together with the Equity Commitment Letter, as may be modified pursuant to Section 7.14, the “Financing Commitments”) pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed to provide Parent and Merger Sub with financing in an aggregate amount of $393,000,000 (the “Debt Financing”, and together with the Equity Financing being collectively referred to as the “Financing”).

(c)           None of the Financing Commitments has been amended or modified, prior to the date hereof (except as permitted by this Agreement) and the respective obligations and commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect.  The Financing Commitments are in full force and effect as of the date of this Agreement.  The Financing Commitments are the legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto.  The Financing Commitments are enforceable in accordance with their respective terms against Parent and Merger Sub, as applicable and, to the Knowledge of Parent, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Financing Commitments and the fee letters.  As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article V such that the condition set forth in Section 8.3(a) is satisfied, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub, as applicable, or to the Knowledge of Parent, any other parties thereto, under the Financing Commitments.  Assuming the accuracy of the representations and warranties set forth in Article V such that the condition set forth in Section 8.3(a) is satisfied and the performance by the Company of its obligations under this Agreement, Parent has no reason to believe, as of the date of this Agreement, that any of the conditions to the Financing contemplated in the Financing Commitments will not be satisfied or that the Financing will not be made available to Parent and Merger Sub at or prior to the Effective Time. Except for fee letters with respect to fees and related arrangements with respect to the Debt Financing and an engagement letter, of which Parent has delivered a true, correct and complete copy to the Company on or prior to the date of this Agreement (with only fee information and amounts and certain economic terms relating to market flex (none of which would adversely affect the amount or availability of the Debt Financing, except to the extent additional interest or fees are in the form of original issue discount; provided, however, that such additional interest or fees shall not reduce the Financing Commitments such that they would not be sufficient to make the payments contemplated by Section 6.6(a) of this Agreement) having been redacted), as of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Commitments and delivered to the Company prior to the date hereof.  Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Commitments.

6.7           Interim Operations of Parent and Merger Sub.  Each of Parent and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Parent nor Merger Sub has engaged in any other business activities, incurred any liabilities or obligations, or conducted any operations, other than in connection with the transactions contemplated hereby.

6.8           Solvency.  Based on information made available to Parent as of the date of this Agreement, the Surviving Corporation will be Solvent as of the Effective Time and immediately after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, assuming (i) satisfaction or waiver of the conditions to Parent’s and Merger Subs’ obligation to consummate the Merger as set forth herein, (ii) the accuracy of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to the terms of this Agreement (other than solvency or similar certificates), (iii) the Required Information fairly presents the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, and (iv) the most recent estimates, projections or forecasts of the Company and its Subsidiaries made available to Parent prior to the date hereof have been prepared by the Company in good faith based upon assumptions that were and continue to be reasonable. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) as of such date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (ii) shall not have, as of such date, unreasonably small capital to carry on its business.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation.

6.9           Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guarantee. The Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

6.10           Disclaimer. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss the business and affairs of the Company and its Subsidiaries with the management of the Company, (b) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (c) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article V of this Agreement and in any certificates delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed.

6.11           Brokers and Finders.  Parent has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

6.12           Share Ownership; Interested Stockholder.  As of the date hereof, other than as may be provided pursuant to the Voting Agreement, none of Parent, Merger Sub or any of their Affiliates (a) beneficially owns (within the meaning of Section 13 of the Exchange Act or the rules or regulations thereunder), directly or indirectly, any shares of Company Capital Stock, or (b) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Company Capital Stock.  Other than by reason of this Agreement and the Voting Agreement, neither Parent nor Merger Sub is an "interested stockholder" of the Company for purposes of Section 203 of the DGCL.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1           Conduct of Business of the Company.  The Company agrees that during the period from the date of this Agreement to the Effective Time, except (i) with the prior written consent of Parent, or (ii) as otherwise expressly contemplated or expressly permitted by this

Agreement, the Company will, and will cause each of its Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, shall use its commercially reasonable efforts to seek to preserve intact its current business organizations, keep available the service of its current officers and employees, and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.  Without limiting the generality of the foregoing, and except (i) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), or (ii) as otherwise expressly contemplated or permitted by this Agreement or as set forth in Section 7.1 of the Company Disclosure Letter, prior to the Effective Time, neither the Company nor any of its Subsidiaries, directly or indirectly, will, or will propose to:

(a)           issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any additional shares of Company Capital Stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, other than the issuance of any shares of Company Capital Stock upon the exercise of the Company Options outstanding on the date of this Agreement in accordance with the terms of such options and upon the vesting of any Company Restricted Stock Units outstanding on the date of this Agreement in accordance with the terms of the grant of such Company Restricted Stock Units, or (ii) any other securities in respect of, in lieu of, or in substitution for, shares of Company Capital Stock outstanding on the date hereof;

(b)           redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any of its outstanding shares of Company Capital Stock;

(c)           split, combine, subdivide or reclassify any shares of Company Capital Stock or declare, set aside for payment or pay any dividend in respect of any shares of Company Capital Stock or otherwise make any payments to stockholders in their capacity as such, other than dividends paid by a Subsidiary to another Subsidiary or the Company;

(d)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Merger);

(e)           (i) amend the Company Certificate or the Company Bylaws, or (ii) amend the certificate of incorporation or by-laws or organizational documents of any Subsidiary of the Company; the Company shall not take any action or exempt any third party from any applicable Anti-takeover Law or adopt any stockholder rights plan;

(f)           enter into, adopt, amend, renew or extend any Employee Benefit Plan or Foreign Plan (except for renewals and extensions of such plans in the ordinary course of business consistent with past practice) or any other compensatory program, policy or arrangement with respect to any current or former employee, officer, director or other consultant of the Company or any of its Subsidiaries (including without limitation any employment, severance or change of control agreement) and any plan or program that would be an Employee Benefit Plan or Foreign Plan if in effect on the date of this Agreement; (ii) increase the rate of compensation of, or pay or agree to pay or provide any benefit to, any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, except as may be required by applicable Law or by the terms of any Employee Benefit Plan or Foreign Plan as in effect on the date hereof or except in the case of current non-officer employees for salary increases as in the ordinary course of business in accordance and consistent with past practice; (iii) hire any employee, officer, director or other consultant who will be entitled to receive annual compensation in excess of $200,000; or (iv) terminate (other than for cause consistent with past practice) the employment or service of any officer, employee with annual compensation in excess of $200,000, or director of the Company or any of its Subsidiaries;

(g)           enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any equity plan or benefit plan maintained by the Company as of the date of this Agreement;

(h)           make any change in financial accounting methods, principles or practices, except as required by a change in GAAP, the rules or policies of the Public Accounting Oversight Board or Law;

(i)           directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof, or enter into any agreement, arrangement or understanding with respect to any such acquisition, including any confidentiality, exclusivity, standstill or similar agreements;

(j)           (i) other than purchases and sales of products, inventory and supplies in the ordinary course of business, consistent with past practice and other than as would be permitted by Section 7.1(o), acquire or agree to acquire, sell, lease (as lessor), license, or otherwise dispose of any tangible properties or assets in excess of $1,000,000 in the aggregate, or (ii) sell, lease, mortgage, sell and leaseback or otherwise dispose of any real properties or any interests therein;

(k)          encumber or subject to any Lien any tangible properties or assets or any interests therein other than Company Permitted Liens or except in connection with permitted Indebtedness under Section 7.1(n);

(l)           except as required by Law, (i) make, rescind or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment or grant any power of attorney with respect to material Taxes or enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (ii) change its fiscal year, (iii) change any method of accounting for Tax purposes, or (iv) file any amended U.S. federal, state or foreign income Tax Return or any other material amended Tax Return;

(m)          except in the ordinary course of business, consistent with past practice, or between the Company and its Subsidiaries or Subsidiaries of the Company, (i) grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any material Intellectual Property, or (ii) disclose to any Person, other than Parent Representatives or except as otherwise permitted herein, any material trade secrets or other material proprietary information;

(n)           incur any (i) obligations for borrowed money, (ii) deposits or advances of any kind outside the ordinary course of business consistent with past practice, (iii) obligations evidenced by bonds, debentures, notes or similar instruments, (iv) capitalized lease obligations in excess of $250,000 in the aggregate, (v) guarantees and other arrangements having the economic effect of a guarantee of any Indebtedness of any other Person, or (vi) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations of others (the items referenced in the foregoing clauses (i) through (vi) being collectively hereinafter referred to as "Indebtedness"), except for (A) Indebtedness incurred in the ordinary course of business under  the revolving portion of the Company Existing Credit Facility; provided that in no event shall the aggregate principal amount of Indebtedness (net of repayments) outstanding under the Company Existing Credit Facility on the Closing Date exceed the aggregate principal amount of Indebtedness (net of repayments) outstanding under the Company Existing Credit Facility on the date hereof and provided, however, the Company or a Subsidiary may incur individual letters of credit in an amount not to exceed $500,000 each, (B) guarantees by the Company or a Subsidiary of the Company of Indebtedness of the Company or any Subsidiary of the Company, or (C) Indebtedness of the Company or a Subsidiary of the Company to the Company or any Subsidiary of the Company;

(o)           make, authorize or agree or commit to make or authorize, any new individual capital expenditure in excess of $500,000, or capital expenditures for the Company and the Subsidiaries taken as a whole for these purposes which are, in the aggregate, in excess of $1,000,000 for each three -month period beginning on the date of this Agreement;

(p)           enter into or amend any contract or take any other action if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(q)           except in the ordinary course of business consistent with past practice, enter into or amend any Contract (including any exclusivity agreement) restricting the right of the Company to conduct its business as it is presently conducted or which could require the disposition of any assets or line of business of the Company;

(r)           (1) enter into or amend any Contract to the extent that consummation of the Merger or compliance by the Company or its Subsidiaries with the provisions of this Agreement would reasonably be expected to, pursuant to the terms of such Contract or amendment:  (i) conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or (ii) give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or (iii) result in the creation of any Lien (other than Company Permitted Liens) upon any of the material properties or assets of the Company or any of its Subsidiaries under, or (iv) require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or (v) give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or (vi) result in any material alteration of, any provision of such contract or amendment, or (2) other than in the ordinary course of business, consistent with past practice (except with respect to any Contract which involves payments or commitments by or to the Company or any of its Subsidiaries greater than $5,000,000, in which case such ordinary course exception shall not apply), enter into or amend in any material respect or, other than pursuant to its current terms, terminate, renew or extend any Company Contract or waive, release or assign any material right or claim thereunder or enter into any Contract which would, if entered into prior to the date hereof, have been a material Company Contract;

(s)           voluntarily contribute or commit cash or funds to any pension plan or any administrator thereof, or to any entity for purposes of funding shortfalls in any pension plan, other than as required by Law;

(t)           (i) enter into any new line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto, or (ii) enter into a Contract which limits or restricts the Company or its Subsidiaries or the Parent or any of its Affiliates (including the Surviving Corporation) or any successor thereto, in each case, after the Effective Time, from engaging or competing in, or require any of them to work exclusively with the party to such agreement in, any material line of business or in any geographic area;

(u)           file for any Company Permit (i) outside of the ordinary course of business, consistent with past practice, or (ii) the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby;

(v)           settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that (i) do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $50,000 in any individual instance, or $100,000 in the aggregate, plus applicable reserves and any applicable insurance coverage, and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries, and (ii) provide for a complete release of the Company and its Subsidiaries from all claims and do not provide for any admission of liability by the Company or any of its Subsidiaries; provided, however, that notwithstanding anything in clauses (i) or (ii) to the contrary, the written consent of Parent shall not be required in order for the Company to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding arising from, based upon or challenging the validity of this Agreement or the consummation of the transactions contemplated hereby or seeking to prevent the consummation of the transactions contemplated hereby which involves out-of-pocket payments not in excess of $800,000 in the aggregate;

(w)           take any action that would reasonably be expected to (i) materially restrict or impede the consummation of the transactions contemplated by this Agreement, or (ii) cause any of the conditions to the Closing set forth in Article VIII hereof to fail to be satisfied as of the Closing Date;

(x)           except as permitted by Section 7.2, approve or authorize any action to be submitted to the stockholders of the Company for approval that is intended to, or would reasonably be expected to, prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by this Agreement;

(y)           enter into any settlement or commitment with any Person (whether oral or in writing), including, without limitation, the City of Palo Alto, that may materially adversely affect any of the operations currently conducted at the Palo Alto Facility;

(z)           waive or fail to enforce any Known material breach of any non-disclosure, non-solicitation or non-competition obligation owed to the Company or any of its Subsidiaries by any current or former employee, officer, director or consultant or otherwise waive, amend or fail to enforce any standstill obligation pursuant to which a party has agreed not to acquire assets or securities (or similar rights and restrictions) of the Company or any of its Subsidiaries, including, as applicable, any restrictions on making any proposal with respect to the foregoing, except in each case with respect to the Confidentiality Agreement pursuant to Section 7.2(a);

(aa)         except in the ordinary course of business and as does not and would not constitute, individually or in the aggregate, a Company Material Adverse Effect, cancel, surrender, allow to expire or fail to renew, any Company Permits;

(bb)         fail to use commercially reasonable efforts to prevent any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated, except for ordinary course terminations and cancellations of such policies that are being replaced with policies providing for substantially equivalent coverage; or

(cc)         authorize any of, or commit, resolve or agree to take any of the foregoing actions.

7.2       No Solicitation of Transactions.

(a)           The Company and its Subsidiaries shall, and the Company and its Subsidiaries shall cause each of its officers, directors, employees, investment bankers, attorneys or other advisors or representatives to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal.  The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries to (i) solicit or initiate, or take any action to knowingly encourage, facilitate or induce, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any Person any non-public information or data with respect to or access to the properties of the Company in connection with an Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding (other than a confidentiality agreement contemplated by the following sentence) with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement; or (iv) make a Board Recommendation Change.  Notwithstanding the foregoing sentence or any other provision of this Agreement, if, (A) after the date hereof and prior to the receipt of stockholder approval of this Agreement, the Company receives a bona fide written Acquisition Proposal by a Third Party and such Acquisition Proposal did not result, directly or indirectly, from a breach of this Section 7.2, (B) the Company Board or any Committee determines in good faith (after consulting outside legal and financial advisors) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to a Superior Acquisition Proposal, and (C) the Company receives from such Third Party an executed confidentiality agreement having provisions that are no less restrictive than those of the Confidentiality Agreement (except with respect to any "standstill" provision or other provision having similar effect in the Confidentiality Agreement; provided that the Confidentiality Agreement shall, on the date of such confidentiality agreement with such Third Party, be deemed amended by removing paragraph 9 of the Confidentiality Agreement), then the Company may, in response to such Acquisition Proposal, subject to compliance with this Section 7.2 and after giving notice to Parent, (x) furnish information or data or access with respect to the Company and its Subsidiaries to, and (y) participate in discussions and negotiations directly or through its representatives with, such Third Party; provided that the Company shall provide or make available, to the extent not previously provided or made available to Parent or its representatives, to Parent any material non-public information with respect to the Company or any of its Subsidiaries that is provided to the Third Party making such Acquisition Proposal prior to or substantially concurrently with the time it is provided or made available to such Third Party; provided further, however, that nothing in this Section 7.2 shall require the Company to provide or make available to Parent information that it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law or binding order.  Notwithstanding the foregoing, the Company shall be permitted to contact in writing a Third Party that makes a non-written Acquisition Proposal solely to request that such Third Party submit such Acquisition Proposal in writing; provided that the Company provides to Parent, in accordance with Section 7.2(b) below, a copy of any such written request by the Company and such written Acquisition Proposal.

(b)           The Company shall advise Parent orally and in writing, promptly (but in no event later than 24 hours) after receipt thereof, of (i) any proposal for an Acquisition Proposal received by any officer or director of the Company or, to the Knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, and (ii) the material terms of such Acquisition Proposal (including the identity of the entity proposing the Acquisition Proposal), and provide a copy of such proposal for an Acquisition Proposal to Parent if such proposal is in writing.  The Company shall keep Parent reasonably informed on a reasonably current basis of the status of, and any material changes to, the terms of any such Acquisition Proposal and the status of discussions and negotiations with respect thereto.

(c)           Notwithstanding Section 7.2(a) or any other provision of this Agreement, at any time prior to receipt of stockholder approval of this Agreement, the Company Board or any Committee may make a Board Recommendation Change (i) following receipt of an Acquisition Proposal made after the date hereof that the Company Board or such Committee determines in good faith, after consultation with its outside financial and legal advisors, constitutes a Superior Acquisition Proposal; provided, that such Acquisition Proposal did not result, directly or indirectly, from a breach of this Section 7.2, and that the Company Board or a Committee has determined in good faith, after consultation with outside legal counsel that the failure to do so would be reasonably likely to constitute a violation of its fiduciary duties, or (ii) if in response to any material event, development, circumstance, occurrence or change in circumstances or facts that was not known to the Company Board or Committee on the date hereof (or if known, the magnitude or material consequences of which were not known or understood by the Company Board or Committee as of the date hereof), the Company Board or a Committee determines in good faith, after consultation with outside legal counsel that the failure to do so would be reasonably likely to constitute a violation of its fiduciary duties.

(d)           Further, neither the Company Board of Directors nor a Committee shall make a Board Recommendation Change in response to an Acquisition Proposal as permitted by Section 7.2(c)(i), unless (i) the Company promptly notifies Parent, in writing at least three Business Days before taking that action, of its intention to do so, attaching the most current version of any proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (ii) Parent does not make, within three Business Days after its receipt of that written notification, a binding offer that the Company Board or a Committee determines, in good faith, after consultation with its outside financial and legal advisors, is at least as favorable to the stockholders of the Company as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company and a new three Business Day period under clause (ii) of this Section 7.2(d).  Neither the Company Board nor a Committee shall make a Board Recommendation Change as permitted by Section 7.2(c)(ii), unless (A) the Company has provided Parent at least three Business Days prior written notice advising Parent of its intention to make a Board Recommendation Change, attaching a reasonably detailed explanation of the facts underlying the determination by the Company Board or Committee of its need to make a Board Recommendation Change, and (B) Parent does not make, within three Business Days after its receipt of that written notification, an offer that the Company Board or Committee determines, in good faith, after consultation with its outside financial and legal advisors, would obviate the need for a Board Recommendation Change.  During any three Business Day period prior to its effecting a Board Recommendation Change pursuant to this Section 7.2(d), the Company and its representatives shall negotiate in good faith with Parent and its representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(e)           Nothing contained in this Agreement shall prevent the Company, Company Board or Committee from (i) complying with any applicable Law, rule or regulation, including, without limitation, Rule 14d-9 and Rule l4e-2 promulgated under the Exchange Act, (ii) making any disclosure to its stockholders required by applicable Law, rule or regulation or by the rules and regulations of the NASDAQ, or (iii) otherwise making such disclosure to the Company's stockholders or otherwise that the Company Board or a Committee (after consultation with counsel) concludes in good faith is necessary in order to comply with its fiduciary duties to the Company's stockholders under applicable Law; provided, that (1) the Company shall not take any action or make any statement or disclosure that constitutes a Board Recommendation Change other than in compliance with Sections 7.2(b), 7.2(c) and 7.2(d) and (2)

any action taken or statement or disclosure made, in each case in connection with the foregoing subclauses (i), (ii) or (iii), other than those included in the preceding subclause (1), in connection with an Acquisition Proposal, shall be deemed to be a Board Recommendation Change unless the Company Board or a Committee publicly reaffirms the Company Board Recommendation within five (5) Business Days following Parent's request in writing that such recommendation be reaffirmed publicly, which request shall not be made on more than four occasions (except that a mere "stop, look and listen" disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Board Recommendation Change).

(f)           For purposes of this Agreement, "Superior Acquisition Proposal" means any bona fide written Acquisition Proposal not solicited or initiated in violation of this Section 7.2 that (i) relates to an acquisition by a Person or group acting in concert of either (A) more than 50% of the Company Capital Stock pursuant to a tender offer, merger or otherwise, or (B) more than 50% of the assets used in the conduct of the business of the Company and the Subsidiaries, taken as a whole, (ii) the Company Board determines in its good faith judgment (after consultation with outside legal counsel and the Company Board's independent financial advisors) would, if consummated, result in a transaction (A) that offers for each share of Company Capital Stock an amount in consideration greater than the Merger Consideration as of the date of determination, and (B) that is, in light of all of the terms of such proposal, more favorable to the Company's stockholders than the transactions contemplated by this Agreement, including the Merger, or in any other binding proposal made by Parent after Parent's receipt of notice of a proposed Board Recommendation Change in response to a Superior Acquisition Proposal, and (iii) the Company Board determines in good faith (after consultation with its financial advisors and its outside legal counsel) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory, fiduciary and other aspects of the proposal, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

7.3       Stockholders Meeting; Proxy Statement.

(a)           The Company, acting through the Company Board, shall:

(i)           (A) as promptly as practicable, prepare (with the assistance of Parent and its representatives) and file with the SEC, as promptly as practicable, a proxy statement for the purposes of considering and taking action upon this Agreement (the "Proxy Statement"), (B) obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Parent and Merger Sub, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof, and (C) undertake to obtain the necessary approvals by its stockholders of this Agreement and the Merger and the other transactions contemplated hereby;

(ii)           include in the Proxy Statement the Company Board Recommendation; provided, that, notwithstanding anything to the contrary set forth in this Agreement, the Company Board or a Committee may make a Board Recommendation Change in accordance with Section 7.2(c), in which case any such Board Recommendation Change shall not constitute a breach of this Agreement; and

(iii)           duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of considering and taking action upon this Agreement (the "Stockholders Meeting"), to be held at the earliest practicable date, following filing of the Proxy Statement with the SEC and the completion of the SEC's review of the Proxy Statement, and, without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), and the Company shall not adjourn or postpone the Stockholders Meeting if there are sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting and the Company believes such shares will be voted in a number sufficient to approve and adopt this Agreement and the Merger (the Company's obligation to call, give notice of and hold the Stockholders Meeting in accordance with this Section 7.3 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Acquisition Proposal or other Acquisition Proposal, or by any Board Recommendation Change); provided, however, that notwithstanding anything in this Agreement to the contrary, the Company may adjourn or postpone the Stockholders Meeting to the earliest practicable date, but no later than ten (10) Business Days from such adjournment or postponement unless a longer period is required by final order of a court of competent jurisdiction, in order to permit the dissemination of any supplement or amendment to the Proxy Statement or other disclosure to the Company's stockholders if after consultation with its outside legal counsel, the Company Board or a Committee determines in good faith that the failure to make such disclosure would be reasonably likely to violate applicable Law, including its fiduciary duties to stockholders.

(b)           Parent and Merger Sub shall each cause their respective representatives to fully cooperate with the Company in the preparation of the Proxy Statement, and shall, upon request, furnish the Company with the information concerning it and its Affiliates as is required pursuant to applicable Law to be included in Proxy Statement.  Parent and Merger Sub shall notify the Company as promptly as practicable upon becoming aware of any event or circumstance that should be described in the Proxy Statement or an amendment or supplement to the Proxy Statement.

(c)           At the Stockholders Meeting, Parent, Merger Sub and their Affiliates shall vote all shares of Company Capital Stock, if any, owned by them in favor of approval of this Agreement, the Merger and the other transactions contemplated hereby.

(d)           Except as may be required by Law, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which will not be unreasonably withheld or delayed.  The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon or requests for additional information by the SEC.

7.4       Efforts to Complete Transactions.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) prepare and make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and applicable foreign Competition Laws with respect to the Merger and the transactions contemplated by this Agreement as promptly as reasonably possible, and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Merger and the transactions contemplated by this Agreement and to fulfill the conditions to the Merger.  In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)           To the extent not prohibited by applicable Law, each party shall use its reasonable best efforts to furnish to the other parties all information required for any application or other filing to be made pursuant to any applicable Laws in connection with the Merger and the transactions contemplated by this Agreement.  Parent and Company shall give each other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such filings or any such transaction. The parties hereto agree that both Parent and Company shall be represented at all in person meetings and in all substantive conversations with any Governmental Entity regarding the matters set forth in this Section 7.4, except if, and to the extent that, any Governmental Entity objects to any party's being represented at any such meeting or in any such conversation and such objection has not been withdrawn after the parties' have used their reasonable best efforts to contest such objection. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act and applicable foreign Competition Laws.  Parent shall take the lead in coordinating any filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act and applicable foreign Competition Laws.  Each of Company and Parent will request early termination of the waiting period with respect to the transactions contemplated by this Agreement under the HSR Act.

(c)           Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any action or proceeding, including administrative or judicial action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal, unless Parent determines, in its reasonable discretion after consulting with the Company, that litigation is not in its best interests or unless the Company determines, in its reasonable discretion after consulting with Parent, that litigation is not in its best interests.

(d)           Notwithstanding any other provision of this Agreement to the contrary and in furtherance of, and not in limitation of, the foregoing, Parent shall take, or cause to be taken,

all such further actions as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Competition Law with respect to the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Competition Law that may be asserted by any Governmental Entity or any other Person with respect to the Merger so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the Termination Date (as such date may be extended by Section 9.2), including permitting the Company and its Subsidiaries to enter into agreements or submit to Orders to the extent not prohibited by this Section 7.4(d); provided, however, nothing in this section or in this Agreement shall require or be deemed to require (x) the Parent or any of its Affiliates to commit to or take any action, condition or limitation that would, or would reasonably be expected to result in, any Parent Burdensome Condition, or (y) the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent, agree to, commit to or take any action, condition or limitation that would, or would reasonably be expected to result in, any Company Burdensome Condition.  For purposes of this Agreement, a "Parent Burdensome Condition" shall mean entering into, executing or carrying out undertakings, commitments, agreements (including consent decrees) or submitting to Orders providing for the license, sale, divestiture, or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or businesses of Parent or any of its Affiliates, or otherwise to take or offer to take any action that limits, or seeks to limit, their freedom of action, ownership or control with respect to, or their ability to retain or hold, any of the business, assets, product lines, properties or services of Parent or any of its Affiliates (it being understood for the avoidance of doubt that the Company is not an Affiliate of Parent).   For purposes of this Agreement, a "Company Burdensome Condition" shall mean entering into, executing or carrying out undertakings, commitments, agreements (including consent decrees) or submitting to Orders (i) limiting Parent's ability to hold or exercise full rights of ownership and control of the Company and its Subsidiaries after the Closing, (ii) providing for the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of the Company or any of its Subsidiaries, or (iii) imposing or seeking to impose any limitation or condition on the ability of the Company or its Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets that, in the case of (ii) and (iii), individually or in the aggregate, constitutes or would constitute a Company Material Adverse Effect.

(e)           Each of the parties hereto agrees to use reasonable best efforts to have, as promptly as practicable, the Proxy Statement cleared by the SEC under the Exchange Act.

(f)            Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NASDAQ and to terminate registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time of the Merger.

7.5       Access to Information.

(a)           Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent ("Parent Representatives"), in order to evaluate the transactions contemplated by this Agreement, reasonable access, during normal business hours and upon reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, accountants, consultants, representatives, plants, properties, contracts, commitments, books and records and, during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested (including financial and operating data, customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries); provided, however, that any such access shall be conducted under the supervision of personnel of the Company and in a manner that does not materially interfere with the normal operations of the Company.

(b)           Parent agrees that it shall not, and shall cause the Parent Representatives not to, use any information obtained pursuant to this Section 7.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

(c)           Notwithstanding anything to the contrary set forth herein, nothing in this Section 7.5 shall require the Company to disclose any information that, after consultation with legal counsel, the Company concludes in good faith, (i) it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law or binding order, (ii) the disclosure of which would jeopardize any attorney-client or other legal privilege, (iii) the disclosure of which would conflict with, violate or cause a default under any existing contract or agreement to which it is a party, or (iv) constitutes any competitively sensitive information or trade secrets of third parties; provided, that, in each of the foregoing cases, the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not (in the good faith belief of the Company, after consultation with legal counsel) reasonably be likely to result in the violation of any such Law, contract or agreement or reasonably be likely to cause such privilege or competitively sensitive information to be undermined or compromised with respect to such information; provided, further, that the Company shall (x) notify Parent that such disclosures are reasonably likely to violate the Company's or any of its Affiliates' obligations under any such Law, contract or agreement or are reasonably likely to cause such privilege or competitively sensitive information to be undermined or compromised, (y) communicate to Parent in reasonable detail (A) the facts giving rise to such notification, and (B) the subject matter of such information (in each case, only to the extent it is permitted to do so without resulting in the violation of any such Law, contract or agreement or reasonably be likely to cause such privilege or competitively sensitive information to be undermined or compromised with respect to such information), and (z) in the case where such disclosures are reasonably likely to violate the Company's or its Affiliates' obligations under any contract or agreement, use commercially reasonable efforts to seek consent from the applicable third party to any such contract or agreement with respect to the disclosures prohibited thereby.  If any of the information or material furnished pursuant to this Section 7.5 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)           No information received pursuant to an investigation made under this Section 7.5 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the Company set forth in this Agreement or any certificate or other instrument delivered to Parent and Merger Sub in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Letter, (iii) limit or restrict the remedies available to the parties under applicable Law arising out of a breach of this Agreement, or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Article VIII hereof.

(e)           The Confidentiality Agreement, dated September 15, 2010 (the "Confidentiality Agreement"), by and between the Company and Veritas Capital Fund Management, L.L.C. shall, subject to Section 7.2 of this Agreement, continue to apply with respect to information furnished by the Company, its Subsidiaries and the Company's officers, employees, counsel, accountants and other authorized representatives hereunder; provided that, notwithstanding the terms of the Confidentiality Agreement, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during the syndication and/or marketing of the Financing, subject to customary confidentiality agreements or acknowledgments with respect to such persons regarding such information.

(f)            For the avoidance of doubt, the disclosure of information with respect to an Acquisition Proposal shall be exclusively governed by the provisions of Section 7.2.

7.6       Publicity.  The initial press releases issued by each party announcing the Merger and the transactions contemplated by this Agreement shall be in a form that is mutually acceptable to Parent and the Company.  Thereafter, the parties shall consult with each other and shall mutually agree upon any press releases or public announcements pertaining to this Agreement and the Merger or the other transactions contemplated by this Agreement and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except (i) as may be required by applicable Law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements; provided, that no such consultation shall be required to make any disclosure or otherwise take any action expressly permitted by Section 7.2 or following a Board Recommendation Change; provided, further, that the Company may include disclosures relating to this Agreement, the Merger and the transactions contemplated herein in its periodic filings with the SEC, and (b) Parent may make announcements to its Affiliates, in the case of each (a) and (b), without seeking approval from, or consulting with, the other party so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party), or (ii) each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party).

7.7       Indemnification of Directors and Officers.

(a)           For a period of six (6) years from the Effective Time, the Certificate of Incorporation and By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Certificate of Incorporation and By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Subsidiary, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(b)           After the Effective Time, the Surviving Corporation and Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, at or prior to the Effective Time, for a period of six (6) years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation and Parent shall pay, in advance of the final disposition of any such claim, action, suit, proceeding or investigation, the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received; and (ii) the Surviving Corporation and Parent shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 7.7(b) to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action (other than local counsel) except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that, in the event that any claim for advancement or indemnification is asserted or made within such six (6) year period, all rights to advancement or indemnification in respect of such claim shall continue until the disposition of such claim. The Surviving Corporation and Parent shall pay all reasonable expenses, including attorneys' fees, that may be incurred by the Indemnified Parties in successfully enforcing the indemnity and other obligations provided for in this Section 7.7.

(c)           The Surviving Corporation shall maintain in effect for six (6) years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company's directors' and officers' liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (provided, that (i) the Company may, at its election, substitute therefore a single premium tail policy with respect to such directors' and officers' liability insurance with policy limits, terms and conditions at least as favorable in the aggregate to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company, or (ii) if the Company does not substitute as provided in clause (i) above, then the Surviving Corporation may substitute therefor policies, issued by an insurer carrier with the same or better credit rating as the Company's current insurance carrier, of at least the same coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not less favorable, including a "tail" policy); provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.7(c) more than an amount per year of coverage equal to 200% of current annual premiums paid by the Company for such insurance; provided, however, that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(d)           In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent's option, Parent, shall assume the obligations set forth in this Section 7.7.

(e)           Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.7.

7.8       Employee Matters.

(a)           Parent shall, immediately following the Closing, provide to employees of the Company or any of its Subsidiaries as of the Closing who continue employment with the Surviving Corporation or any of its Affiliates ("Continuing Employees") benefits pursuant to either (i) currently existing Employee Benefit Plans and Foreign Plans of the Company, or (ii) employee benefit plans that Parent or any of its Subsidiaries sponsors, participates in, is a party to or contributes to; provided that nothing in this Agreement shall prohibit the Parent or its Subsidiaries from amending or terminating any benefit plan, program or arrangement following the Closing Date.

(b)           With respect to any "employee benefit plan," as defined in Section 3(3) of ERISA or any other applicable Law, maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which any Continuing Employee becomes a participant, Parent shall and shall use its reasonable best efforts to cause its third part insurers to provide that such Continuing Employee shall receive full credit for service with the Company or any of its Subsidiaries for purposes of eligibility to participate and vesting, to the same extent that such service was recognized as of the Closing Date under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated (but not for purposes of benefit accrual under any defined benefit pension plans, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time).

(c)           Parent shall use its reasonable best efforts to (and shall use its reasonable best efforts to cause its third-party insurers to) (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan or any other benefit plan under applicable Law maintained by Parent or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated, and (ii) if a Continuing Employee commences participation in any health benefit plan of Parent or its Subsidiaries after the commencement of a calendar year, to the extent practicable, cause any health benefit plan of Parent or its Subsidiaries in which the Continuing Employee participates after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year's deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commences participation.

(d)           Nothing in this Section 7.8 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Corporation, from amending or terminating any employee benefit plan, (iii) confer upon any individual any right to continued employment or service or limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation, to terminate the employment or service of any individual, or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

7.9        Termination of Certain Arrangements.

(a)           The Company shall not commence any new Offer Periods (as defined in the ESPP) under the ESPP on or after the date hereof.  As of the Closing Date, the ESPP shall terminate and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the Company Common Stock shall be cancelled and of no further force or effect.

(b)           Prior to the Closing Date, the Company shall take all actions necessary in order to effectuate the provisions of this Section 7.9.

7.10       Certain Notifications.

(a)           Between the date of this Agreement and the Effective Time, each of the Company and Parent shall promptly notify the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger, (ii) any notice or communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, including the Merger, and (iii) any action or proceeding commenced or, to the Knowledge of the Company or the Parent, threatened against the Company or Parent or any Subsidiary which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.7 or which relates to the consummation of the transactions contemplated by this Agreement, including the Merger.  Between the date of this Agreement and the Effective Time, each party shall promptly upon knowledge thereof notify the other parties hereto in writing of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which has caused or would be reasonably likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (except to the extent such representations and warranties are given as of a specific date or period and relate solely to such specific date or period and then as to such earlier date), or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied, and (b) any failure of the Company or Parent, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.10 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice; provided further, that notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub's notification obligations to the extent relating to the Financing shall be exclusively governed by the provisions of Section 7.14.

(b)           To the extent permitted by applicable law, the Company shall promptly notify Parent of any matter that the Company has determined could reasonably be expected to result in disclosure (voluntary or otherwise) to any Governmental Entity regarding any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any Export Control and Import Laws and, prior to such disclosure, provide Parent with a reasonable opportunity to review any such proposed disclosure.

7.11       Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

7.12       Takeover Laws.  The Company and the Company Board shall (a) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and (b) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

7.13       Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and, subject to the proviso in Section 7.1(v), no such settlement shall be agreed to without Parent's prior written consent.

7.14       Financing.

(a)           Equity Financing.

(i)           Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Commitment Letter, each of Parent and Merger Sub shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to (A) obtain the Equity Financing contemplated by the Equity Commitment Letter, (B) maintain in effect the Equity Commitment Letter including by not decreasing the aggregate Equity Financing set forth therein as of the date hereof and by not making any amendments, modifications or waivers thereto, (C) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Commitment Letter that are within its control, (D) consummate the Equity Financing contemplated by the Equity Commitment Letter at or prior to the Closing in accordance with the terms of the Equity Commitment Letter, and (E) enforce the rights of Parent and Merger Sub under the Equity Commitment Letter (at the request of the Company and subject to Section 10.7).

(b)           Debt Financing; Financing Commitments.

(i)           Each of Parent and Merger Sub shall comply in all material respects with its obligations under the Financing Commitments and shall use, and shall use their respective reasonable best efforts to cause their Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter (subject to any market flex provisions applicable thereto), including using their respective reasonable best efforts to: (A) maintain in effect the Debt Commitment Letter and negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (subject to any market flex provisions applicable thereto and subject to any amendment permitted by Section 7.14(b)(ii)), (B) satisfy on a timely basis all conditions applicable to Parent or Merger Sub in such definitive agreements, and (C) cause the lenders and any other persons providing the Debt Financing to fund the Debt Financing at the Closing in accordance with the terms of the Debt Commitment Letter and the related fee letter.

(ii)           Neither Parent nor Merger Sub shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter if such amendments, modifications or waivers would (A) reduce the aggregate amount of the Debt Financing, including by changing the amount of fees to be paid or original issue discount (other than any market flex provisions) from that contemplated in the Debt Commitment Letter, (B) impose new or additional conditions, or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing to fund the Merger in a manner adverse to Parent or the Company, or (C) amend, expand or modify any other terms in a manner that would reasonably be expected to (1) prevent, impede or delay, in any material respect, the ability of Parent to consummate the Merger or make the Merger less likely to occur and the other transactions contemplated by this Agreement, or (2) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt  Commitment Letter. Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Debt Commitment Letter.

(iii)           In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, promptly following Parent's Knowledge of the occurrence of such event, (A) Parent shall so notify the Company, and (B) Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing (the "Alternative Financing") in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions not materially less favorable to Parent, Merger Sub and the Company than those in the Financing Commitments (taking into account any market flex provisions thereof), as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date)). The definitive agreements entered into pursuant to the first sentence of this Section 7.14(b)(iii) or Section 7.14(b)(i)(A) are referred to in this Agreement, collectively, as the "Financing Agreements."

(iv)           Each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, subject to the applicable conditions set forth in Section 8.1 and Section 8.3, the breach of which obligation will give rise, without limitation, to the remedies set forth in Section 9.5 and Section 10.7, subject to the express terms thereof.

(v)           Parent shall (A) furnish the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution, (B) give the Company prompt notice of any material breach or material threatened breach by any party of any of the Financing Commitments, any Alternative Financing commitment, or the Financing Agreements, of which Parent or Merger Sub becomes aware or any termination thereof, and (C) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any Alternative Financing).

(c)           Financing Cooperation.

(i)           The Company agrees to, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their representatives to,  provide to Parent and Merger Sub, at Parent’s sole expense, such cooperation reasonably requested by Parent in connection with the arrangement of the Financing (which for purposes of this Section 7.14 shall be deemed to include the Alternative Financing), including, without limitation, (A) participation by officers and employees of the Company in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and ratings agencies, (B) (1) furnishing Parent and its Financing Sources as promptly as practicable with (x) audited consolidated balance sheets as of October 2, 2009 and  October 1, 2010 and related audited statements of income, stockholders’ equity and comprehensive income and cash flows of the Company and its Subsidiaries, for each of the years in the three-year period ended October 1, 2010, no later than December 15, 2010 and (y) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries, for each fiscal quarter ended after the date hereof but at least forty (40) days before the Closing Date, and comparable prior year periods, no later than such unaudited financial information is required to be filed by the Company under the Exchange Act (without giving effect to any extension period), and (2) furnishing all financial statements, business and other financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and for the time periods that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of debt securities of the Company (provided that Parent shall be responsible for the preparation, with the assistance of the Company and its independent accountants, of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum, private placement memorandum, and similar documents for private placements of high-yield bonds under Rule 144A promulgated under the Securities Act, including audits thereof to the extent so required (which audits shall be unqualified, except to the extent set forth in Section 1.1 of the Company Disclosure Letter), or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum (all such information in this clause (B), collectively, the “Required Information”), (C) assisting Parent and Merger Sub and the Financing Sources in the preparation of any offering documents, lender and investor presentations, rating agency presentations, marketing materials, private placement memoranda, bank information memoranda (including the delivery of customary representation and authorization letters) and similar documents for the Financing (all such documents and materials, the “Offering Documents”), (D) assisting in negotiation of definitive documents as may be reasonably requested by Parent, (E) entering into such definitive financing documents and such other customary documents as may be reasonably requested by Parent, including officers certificates and a certificate of the chief financial officer of the Company with respect to solvency matters and including requesting customary legal opinions from outside counsel; provided that no obligation of the Company or any Subsidiaries of the Company under any agreement, document or pledge shall be operative until the Effective Time, (F) facilitating the pledging of collateral (including entering into mortgages and leasehold mortgages and all other documentation reasonably required for any real property related financing, if reasonably requested) and removal of Liens, provided that no pledge or removal of Liens shall be operative until the Effective Time, (G) cooperating to permit the prospective lenders involved in the Financing to evaluate and assess the assets of the Company and its Subsidiaries for the purpose of establishing collateral arrangements to the extent customary and reasonable, (H) obtaining assistance and cooperation of its accountants, including participating in a reasonable number of drafting and accounting due diligence sessions and providing consents for the use of their reports in materials related to the Financing or Alternative Financing and comfort letters, and providing such accountants with any documentation requested by them in connection therewith, (I) using reasonable best efforts to obtain surveys, consents, approvals, authorizations, environmental assessments and title insurance (including by providing such affidavits and non-imputation endorsements in connection therewith) as reasonably requested by Parent, (J) adopting all customary Company Board resolutions and consents, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing, (K) obtaining customary payoff letters, Lien terminations and customary instruments of discharge and termination in full of all indebtedness and Liens, as reasonably requested, (L) using reasonable best efforts to assist Parent in obtaining corporate and facilities ratings for the Debt Financing, and (M) furnishing Parent and the Financing Sources promptly, and in any event at least five (5) days prior to the Closing Date, with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used in a manner that is not intended to harm or disparage the Company or their marks;

(ii)           Notwithstanding anything to the contrary contained in this Agreement (including this Section 7.14(c)), (A) nothing in this Agreement (including this Section 7.14(c)) shall require any such cooperation to the extent that it would (1) require the Company or any of its Subsidiaries or representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment, consent or other fees or reimburse any expenses prior to the Effective Time, or incur any liability or obligation or give any indemnities that is not contingent upon the Effective Time, (2) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (3) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Laws or the Contracts governing the existing Indebtedness of the Company or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party, or (4) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing, and (B) any bank information memoranda and high-yield offering memoranda required in relation to the Debt Financing, other than representation letters and authorization letters as required by Section 7.14(c)(i)(C), need not be issued by the Company or any of its Subsidiaries and shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(iii)           Subject to the limitations in Section 7.14(c)(ii), the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to cause its and their representatives to, at the sole expense of Parent, provide all cooperation reasonably requested by Parent in connection with any payment, purchase (pursuant to tender offer or otherwise), redemption, defeasance, satisfaction and/or discharge of any outstanding Indebtedness of the Company or any Subsidiary in connection with the transactions contemplated hereby, including, without limitation, (x) the prepayment or discharge of any obligations owed by the Company and any Affiliate pursuant to the Company Existing Credit Facility and any related loan document (subject to and conditioned upon the Closing), or (y) commencing, as soon as reasonably practicable following a  request from Parent to do so, offers to purchase, and any related consent solicitations with respect to, any outstanding Indebtedness evidenced by indentures ("Note Indebtedness") on the terms and conditions reasonably specified by Parent but to be conditioned upon the Closing, which terms and conditions (other than the condition that the Closing is consummated) shall be amended or waived as directed by Parent (collectively, the "Debt Offers"); not making any changes to the terms of the Debt Offers, or waiving any of the conditions thereto, without the prior written consent of Parent; preparing appropriate documentation (including offers to purchase and consent solicitation statements, related letters of transmittal, and other related documents) relating to any Debt Offers, with the assistance of Parent, and amending or supplementing any such documentation if the Company, any of its Subsidiaries or Parent shall determine that such amendment or supplement is required so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and notifying Parent of any event or condition giving rise to such determination); providing Parent and its legal counsel a reasonable opportunity to review and have their respective comments incorporated into any documentation related to any Debt Offer; entering into appropriate supplemental indentures with respect to the amendments to the indentures contemplated by the Debt Offers and providing such other documentation, including opinions and certificates, as may be required in connection therewith (provided that no such supplemental indenture shall become operative until all conditions to the applicable Debt Offer have been satisfied or waived); engaging one or more dealer managers, information agents, depositaries and other agents, as selected by Parent and reasonably acceptable to the Company, and entering into customary documentation in connection therewith (including a customary dealer manager agreement); and complying with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law in connection with any Debt Offer; or, at the option of Parent, in lieu of any of the Debt Offers, effecting a redemption, covenant defeasance or a satisfaction and/or discharge of any Note Indebtedness pursuant to the terms of the applicable indenture (subject to and conditioned upon the Closing); provided, that Parent or the Surviving Corporation shall fund any such purchase pursuant to any Debt Offer or any redemption, defeasance or satisfaction and/or discharge.

(iv)           Parent shall, promptly upon request from the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses and costs, including fees of outside accountants and outside legal counsel, to the extent incurred in connection with the Company’s or its Subsidiaries' cooperation under this Section 7.14.  Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Related Parties and their respective Affiliates and its and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing, any actions taken pursuant to this Section 7.14, and any information utilized in connection therewith, except with respect to any losses, damages, claims, costs or expenses to the extent resulting from or by reason of information provided by or at the direction of the Company, the Company Related Parties or any of their respective Affiliates or to the extent that such losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the willful misconduct, bad faith or gross negligence of the Company Related Parties or their respective Affiliates.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1        Conditions to Each Party's Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)           Stockholder Approval.  The Merger and this Agreement shall have been duly adopted and approved by the affirmative vote of the stockholders of the Company in accordance with applicable Law and the Company Certificate and Company Bylaws.

(b)           No Injunctions.  There shall not be in effect any Law, temporary restraining order, executive order, notice, decree, ruling, judgment or injunction or other order of a court or Governmental Entity of competent jurisdiction preventing the transactions contemplated herein from being consummated.

(c)           Governmental Filings and Consents.  (i) All applicable waiting periods under the HSR Act relating to the transactions contemplated hereunder shall have expired or been terminated, (ii) in the event that the thresholds established under sections 109 and 110 of the Competition Act are exceeded, either (x) all applicable waiting periods under the Competition Act ("Competition Act" means the Competition Act (Canada)) relating to the transaction contemplated by this Agreement shall have expired or been waived and the Commissioner ("Commissioner" means the Commissioner of Competition appointed pursuant to the Competition Act and includes a Person authorized to exercise the powers and perform the duties of the Commissioner) shall have advised the parties in writing that he or she is of the view that grounds do not then exist to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement, or (y) the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transaction contemplated by this Agreement, (iii) all consents which under any other applicable Competition Law are either required to be obtained before the

Closing shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated, and (iv) any consent or approval required by any other Governmental Entity and set forth on Section 8.1(c)(iv) of the Company Disclosure Letter shall have been obtained.

8.2        Conditions to the Company's Obligations to Effect the Merger.  The obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following additional conditions (any of which may be waived by the Company, in whole or in part, at any time prior to the Effective Time):

(a)           (i) The representations and warranties of Parent contained herein (other than the representation and warranties set forth in Section 6.2) shall be true and correct when made and at and as of the Effective Time with the same effect as though made as of the Effective Time except (x) for changes expressly permitted by the terms of this Agreement, (y) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time, and (z) where any such failure of the representations and warranties in the aggregate to be true and correct would not constitute a Parent Material Adverse Effect (without giving effect to any "materiality" or "Parent Material Adverse Effect" qualifications contained therein); and (ii) the representations and warranties of Parent set forth in Section 6.2 shall be true and correct in all respects both when made and at and as of the Effective Time except (x) for changes specifically permitted by the terms of this Agreement, and (y) the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date; and the Company shall have received a certificate executed by a senior executive officer of Parent on its behalf to the foregoing effect.

(b)           Parent and Merger Sub shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and the Company shall have received a certificate executed by a senior executive officer of Parent to the foregoing effect.

(c)           Since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect.

8.3        Conditions to Parent's and Merger Sub's Obligations to Effect the Merger.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following additional conditions (any of which may be waived by Parent and Merger Sub, in whole or in part, at any time prior to the Effective Time):

(a)           (i) The representations and warranties of the Company contained herein (other than the representations and warranties in Section 5.2(a), Section 5.3, Section 5.4(a)(i), Section 5.6(a)(2) and Section 5.22) shall be true and correct when made and at and as of the Effective Time with the same effect as though made as of the Effective Time, except (x) for changes expressly permitted by the terms of this Agreement, (y) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and (z) where any such failure of the representations and warranties in the aggregate to be true and correct does not and would not constitute a Company Material Adverse Effect (without giving effect to any "materiality" or

"Company Material Adverse Effect" qualifications contained therein); and (ii) the representations and warranties of the Company set forth in (1) Section 5.3, Section 5.4(a)(i) and Section 5.22 shall be true and correct in all material respects, and (2) Section 5.6(2) shall be true and correct in all respects, in each case of (1) and (2), both when made and at and as of the Effective Time, and (iii) the representations and warranties of the Company set forth in Section 5.2(a) shall be true and correct in all respects both when made and at and as of the Effective Time except as expressly permitted pursuant to Section 7.1(f) of the Company Disclosure Letter and except for such inaccuracies that in the aggregate would not result in an aggregate increase in the consideration paid pursuant to Article IV in excess of $200,000 (such increase determined taking into account any surrender of shares or payment or reimbursement made to Parent by any stockholder of the Company prior to the Effective Time in order to cure such failure of the condition in this clause (iii) to be satisfied); and Parent shall have received a certificate executed by a senior executive officer of the Company on its behalf to the foregoing effect.

(b)           The Company shall have performed and complied with in all material respects its obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate executed by a senior executive officer of the Company to the foregoing effect.

(c)           Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

(d)           There shall not be pending any action or proceeding by any Governmental Entity (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the Merger, or (ii) seeking to compel Parent, the Company or any of their respective Subsidiaries to take or agree to any Company Burdensome Condition or Parent Burdensome Condition unless, in each case of (i) and (ii) above, such action or proceeding would reasonably be likely to be resolved in a manner that does not impose upon Parent a Parent Burdensome Condition or a Company Burdensome Condition (in either case, this condition shall not apply with respect to such action or proceeding).

ARTICLE IX

TERMINATION; WAIVER

9.1        Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

9.2        Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if (i) any court or Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, (ii) the Company Stockholder Approval shall not have been received at the Stockholders Meeting duly called and held, or (iii) the Effective Time shall not have occurred on or before April 15, 2011 (the "Termination Date"); provided, that the right to terminate this Agreement pursuant to

Section 9.2 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close.

9.3        Termination by Parent.  This Agreement may be terminated by Parent (i) prior to the Effective Time, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.3(a)  or 8.3(b) and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent, (ii) prior to the Stockholders Meeting if the Company Board makes a Board Recommendation Change in connection with a Superior Acquisition Proposal pursuant to Section 7.2(c)(i), or (iii) prior to the Stockholders Meeting if the Company Board makes a Board Recommendation Change pursuant to Section 7.2(c)(ii) or Section 7.2(e); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.3 if it is then in breach of its representations, covenants or agreements such that the conditions in Sections 8.2(a) or 8.2(b) are incapable of being satisfied by the Termination Date.

9.4        Termination by the Company.  This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Effective Time if (i) Parent or Merger Sub shall have breached or failed to perform any of its respective representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.2(a) or 8.2(b), and (B) is incapable of being cured by Parent or Merger Sub by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.4(i) if it is then in breach of its representations, covenants or agreements such that the conditions in Sections 8.3(a) or 8.3(b) are incapable of being satisfied by the Termination Date, (ii) all of the conditions set forth in Sections 8.1 and 8.3 have been satisfied or waived (to the extent permitted by Law) in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing) and Parent and Merger Sub do not consummate the Closing by the day the Closing is required to occur pursuant to Section 2.3, or (iii) in order to enter into a transaction that is a Superior Acquisition Proposal, if such Acquisition Proposal did not result, directly or indirectly, from a breach of Section 7.2.

9.5        Effect of Termination.

(a)           In the event of the termination and abandonment of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or stockholders, other than the provisions of this Section 9.5 and the provisions of Article X, Section 7.5(e) and Section 7.14.

(b)           In the event of termination of this Agreement prior to consummation of the transactions contemplated hereby:

(i)           by Parent pursuant to Section 9.3(ii);

(ii)           by the Company pursuant to Section 9.4(iii);

(iii)           by either Parent or the Company pursuant to Section 9.2(ii) if prior to such termination the Company Board makes a Board Recommendation Change;

(iv)           by either Parent or the Company pursuant to Section 9.2(ii) if prior to such termination any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise disclosed and not publicly withdrawn within five (5) Business Days prior to the Stockholders Meeting, the Company Board has not made a Board Recommendation Change and within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction; or

(v)           by either Parent or the Company pursuant to Section 9.2(iii) if prior to such termination any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise disclosed and within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or  consummates any Alternative Transaction, then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount equal to $13,000,000 (the "Termination Fee"), in the case of clauses (i), (ii) and (iii) above, within two (2) Business Days following such termination, or, in the case of clauses (iv) and (v) above, within one (1) Business Day of the earlier of the execution of such definitive agreement or the consummation of such Alternative Transaction.  In the event that this Agreement is terminated and pursuant to the terms of this Agreement Parent is entitled to receive the Termination Fee, the receipt of the Termination Fee by Parent pursuant to the provisions of this Section 9.5 shall be the exclusive remedy of Parent against the Company and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) and Parent shall not be entitled to any further or other rights, claims or remedies at law or in equity, all of which further rights, claims and remedies Parent irrevocably waives; provided, that Parent shall not be precluded from exercising any remedies upon the failure of the Company to pay the Termination Fee when due. For the purposes of the foregoing Section 9.5(b) above, the term "Alternative Transaction" shall mean a transaction of a type described in the definition of "Acquisition Proposal" in Section 1.1 except that the references to "15%" in the definition of "Acquisition Proposal" in Section 1.1 shall be deemed to be references to "50%."

(c)           In the event of termination of this Agreement prior to consummation of the transactions contemplated hereby by Parent pursuant to Section 9.3(iii), then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount equal to $15,000,000 (the “Recommendation Change Termination Fee”), within two (2) Business Days following such termination; provided that to the extent that payment of the Recommendation Change Termination Fee, or any portion thereof, would not be permitted under

Section 6.05 of the Company Existing Credit Facility, such portion (the "Deferred Payment") shall be paid by the Company promptly upon the earlier of:  (1) such portion being permitted to be paid under Section 6.05 of the Company Existing Credit Facility, (2) the execution of documents effecting the refinancing or amendment of the Company Existing Credit Facility, (3) the date that the Company enters into a definitive agreement with respect to any Alternative Transaction and (4) 6 months after the date of this Agreement; provided further that (A) any Deferred Payment shall bear interest at the rate of 10% per annum from the date of termination of this Agreement to (but excluding) the payment date and (B) the Company acknowledges and agrees that any Deferred Payment shall be a senior unsecured obligation of the Company.  In the event that this Agreement is terminated and pursuant to the terms of this Agreement Parent is entitled to receive the Recommendation Change Termination Fee, the receipt of the Recommendation Change Termination Fee by Parent  pursuant to the provisions of this Section 9.5 shall be the exclusive remedy of Parent and Parent shall not be entitled to any further or other rights, claims or remedies at law or in equity, all of which further rights, claims and remedies Parent irrevocably waives; provided, that Parent shall not be precluded from exercising any remedies upon the failure of the Company to pay the Recommendation Change Termination Fee when due.

(d)           In the event of termination of this Agreement prior to consummation of the transactions contemplated hereby by Parent or the Company pursuant to Section 9.2(ii) and prior to such termination the Company Board made a Board Recommendation Change pursuant to Section 7.2(c)(ii), then, in addition to any amounts payable pursuant to this Agreement, the Company shall reimburse Parent (or its designees), by wire transfer of immediately available funds, the out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, Financing Sources, hedging counterparties, experts and consultants) incurred by Parent, Merger Sub, their respective Affiliates, the Guarantor or on their behalf  in connection with or related to the transactions contemplated by this Agreement and the other agreements referenced in this Agreement, including the authorization, preparation, negotiation, execution and performance of the Agreement, the Financing Commitments and the other transactions contemplated hereby or thereby (including the Financing and the Alternative Financing), the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder approval and all other matters related to the closing of the Merger, up to an aggregate amount equal to $2,500,000 (the "Parent-Related Fees and Expenses") within two (2) Business Days following such termination; provided that to the extent that payment of the Parent-Related Fees and Expenses, or any portion thereof, would not be permitted under Section 6.05 of the Company Existing Credit Facility, such portion (the "Deferred Expenses Payment") shall be paid by the Company promptly upon the earlier of:  (1) such portion being permitted to be paid under Section 6.05 of the Company Existing Credit Facility, (2) the execution of documents effecting the refinancing or amendment of the Company Existing Credit Facility, (3) the date that the Company enters into a definitive agreement with respect to any Alternative Transaction and (4) 6 months after the date of this Agreement; provided further that (A) any Deferred Expenses Payment shall bear interest at the rate of 10% per annum from the date of termination of this Agreement to (but excluding) the payment date and (B) the Company acknowledges and agrees that any Deferred Expenses Payment shall be a senior unsecured obligation of the Company.

(e)           In the event of termination of this Agreement by the Company pursuant to Section 9.4(i) or  Section 9.4(ii), Parent shall make payment to the Company by wire transfer of immediately available funds of a fee in the amount equal to $22,500,000 (the "Parent Termination Fee") within two (2) Business Days following such termination; provided however that, in the event of termination of this Agreement by the Company pursuant to Section 9.4(i) or  Section 9.4(ii) and the Parent has committed fraud or a Parent Willful Breach, then Parent Termination Fee shall be equal to $27,500,000, which Parent shall pay to the Company promptly but in no event later than five (5) Business Days after the date of termination of the Agreement.  "Parent Willful Breach" means a material breach of a material representation, warranty or covenant set forth in this Agreement that is a consequence of an act knowingly undertaken by Parent or Merger Sub with the intent of causing a breach of this Agreement.  For the avoidance of doubt, a Parent Willful Breach shall not include any failure by Parent and Merger Sub to consummate the Merger if (x) all of the conditions set forth in Sections 8.1 and 8.3 have been satisfied or waived (to the extent permitted by Law) in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing) and (y) Parent has satisfied its obligations in Sections 7.14(a) and 7.14(b) but the Debt Financing is not available to Parent.

(f)           Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company’s rights of specific performance set forth in Section 10.7, only to the extent expressly provided in Section 10.7, the Company’s right to receive payment of the Parent Termination Fee from Parent (or, to the extent of the Guarantee, the Guarantor), under and only to the extent provided in Section 9.5(e), as a result of a termination pursuant to Section 9.4(i) or 9.4(ii) (including its rights to enforce the Guarantee with respect thereto) shall constitute the sole and exclusive remedy of the Company and its subsidiaries and Affiliates (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, Guarantor, the Financing Sources or any of their respective, direct or indirect, former, current or future equityholders, controlling persons, general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure (whether willful, intentional, unintentional or otherwise) to perform hereunder, the termination of this Agreement or otherwise, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and the maximum aggregate liability of the Parent Related Parties shall be limited to the applicable amount of the Parent Termination Fee and any amounts set forth in the Guarantee (the "Liability Limitation"), in each case, only to the extent expressly provided in this Agreement or the Guarantee, and in no event shall the Company or any Company Related Party seek any other loss or damage or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages ("Company Damages"), against Parent, Merger Sub, the Guarantor or any other Parent Related Parties in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral statement made or representation alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.  The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any of the Parent Related Parties (other than Parent and Merger Sub to the extent expressly provided in this Agreement and the Guarantor to the extent expressly provided in the Guarantee (provided that any amounts paid by Parent shall reduce the amount of the Guarantee)), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Guarantor or any other Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, whether in contract, in tort or otherwise, except for its rights to recover from the Guarantor (but not any other Parent Related Party (including any direct or indirect equityholder, controlling person, general partner or managing member)) under and to the extent expressly provided in the Guarantee and subject to the Liability Limitation and the other limitations described in the Guarantee. Recourse against the Guarantor under the Guarantee shall be the sole and exclusive remedy of the Company and any Company Related Party against the Guarantor and any other Parent Related Party (other than Parent to the extent expressly provided in this Agreement) in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise; provided that nothing herein is intended to limit the Company's rights to specific performance pursuant to Section 10.7 of this Agreement to the extent and subject to the terms and limitations set forth therein.  Notwithstanding anything to the contrary in this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and monetary damages, including the Parent Termination Fee.

(g)           The parties hereto acknowledge that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due to Parent, or if the Parent fails to promptly pay any amount due to the Company, pursuant to this Section 9.5, the party that has failed to make such payment shall also pay any costs and expenses actually incurred by the party to which such payment is due in connection with a legal action to enforce this Agreement that results in a judgment against the party that has failed to make such payment for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(h)           Notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries agree not to utilize the "Available Basket Amount" (as defined in the Company Existing Credit Facility) for any purpose (including, without limitation, payment of Dividends, Investments, Permitted Acquisitions or prepayments, repurchases or redemptions of Senior Subordinated Notes (as each term is defined in the Company Existing Credit Facility)) other than paying the Deferred Payment or the Deferred Expenses Payment, as the case may be.

9.6        Extension; Waiver.  At any time prior to the Effective Time, each of Parent, Merger Sub and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein.  Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party.  The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

MISCELLANEOUS

10.1        Payment of Expenses.  Except as otherwise provided in Section 7.14 and Section 9.5, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided, that for the avoidance of doubt, Parent shall bear all of the filing and similar fees in connection with the HSR Act and any other Competition Law.

10.2        Survival of Representations and Warranties; Survival of Confidentiality.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive beyond the earlier of (i) termination of this Agreement, or (ii) the Effective Time, except, in the case of each (i) and (ii), as provided in Section 9.5 and except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and/or the provisions of this Article X, including without limitation Section 7.7.  Each party hereto agrees that, except for the representations and warranties contained in this Agreement and in any certificates delivered pursuant to this Agreement, none of the Company, Parent or Merger Sub makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other party or the other party's representatives of any documentation or other information with respect to any one or more of the foregoing.  The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

10.3        Modification or Amendment.  Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by the Company's stockholders, without the approval of such stockholders.

10.4        Waiver of Conditions.  The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.5         Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.6        Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

10.7        Jurisdiction; Enforcement; Waiver of Jury Trial.

(a)           Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or any of the transactions contemplated by this Agreement or in connection with this Agreement and the rights and obligations arising hereunder or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereby irrevocably submit, for itself and in respect to its properties, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement or in connection with this Agreement.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.8 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.  Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or to assert, by way of motion or other request for leave from any such a Delaware state or federal court, as a defense, counterclaim or otherwise, in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.7, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by applicable law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the suit, action or proceeding is not maintainable in such court, (C) the venue of such suit, action or proceeding is improper or inappropriate, and (D) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties to this Agreement irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court.  The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement or in connection with this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENT, THE GUARANTEE OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING THE DEBT FINANCING.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

(c)           The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative; provided, however, that, notwithstanding anything in this Agreement to the contrary, the right of Company to obtain an injunction, specific performance or other equitable relief shall be available, prior to the valid termination of this Agreement in accordance with Article IX, (x) to cause Parent and Merger Sub to cause the Equity Financing to be funded if, and only if, each of the following conditions has been satisfied: (i) with respect to any funding of the Equity Financing to occur at the Closing, all conditions in Section 8.1 and Section 8.3 (other than those conditions that by their nature cannot be satisfied until the Closing, provided that such conditions are at such time capable of being satisfied) have been satisfied, and remain satisfied, at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the financing provided for by the Debt Commitment Letter has been funded in accordance with its terms or will be funded in accordance with its terms at the Closing, if the Equity Financing is funded in accordance with its terms at the Closing, (iii) all conditions to funding set forth in the Equity Commitment Letter have been satisfied (other than those conditions that by their nature cannot be satisfied until the Closing), and (iv) with respect to any funding of the Equity Financing to occur at the Closing, the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Closing  pursuant to Section 2.3 will occur, and (y) against Parent to require Parent to use reasonable best efforts to enforce the terms of the Debt Commitment Letter if, and only if, each of the following conditions has been satisfied: (i) all conditions in Section 8.1 and Section 8.3 (other than those conditions that by their nature cannot be satisfied until the Closing, provided that such conditions are at such time capable of being satisfied) have been satisfied, and remain satisfied, at the time when the Closing would have occurred and Parent and Merger Sub do not consummate the Closing by the day the Closing is required to occur pursuant to Section 2.3, (ii) all conditions to the consummation of the Debt Financing contemplated by the Debt Commitment Letter (other than the receipt of the Equity Financing and those conditions that by their nature cannot be satisfied until the Closing Date, but each of which shall be capable of being satisfied on the Closing Date) have been satisfied and remain satisfied, and (iii) the Company has irrevocably confirmed to Parent and the sources of the Debt Financing contemplated by the Debt Commitment Letter in writing that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Closing pursuant to Section 2.3 will occur.  For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the type provided in the preceding sentence and the payment of the Parent Termination Fee under Section 9.5(e), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and monetary damages, including the Parent Termination Fee (it being understood that limitations on monetary damages to the Parent Termination Fee shall apply in all circumstances).  Any requirements for the securing or posting of any bond with specific performance are waived.

(d)           The parties agree not to assert that a remedy of specific enforcement is unenforceable, violative of public policy, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy (except that Parent or Merger Sub may assert that the conditions to the availability of specific performance set forth in Section 10.7(c)(x) or 10.7(c)(y) above have not been satisfied).

10.8           Notices.  Unless otherwise set forth herein, any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given (i) upon delivery, when delivered personally, (ii) one (1) Business Day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier), and (iii) three (3) Business Days after being sent by registered or certified mail, postage prepaid, as follows:

If to Company:

CPI International, Inc.
607 Hansen Way
Palo Alto, CA 94304
Attn:  O. Joe Caldarelli
Facsimile No.:  (905) 877-5327

With a copy to:

Irell & Manella LLP
1800 Avenue of the Stars
Suite 900
Los Angeles, CA 90067-4276
Attn:  Richard C. Wirthlin
Facsimile No.:  (310) 203-7199

If to Parent or Merger Sub:

Catalyst Holdings, Inc.
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, NY 10022
Attn:  Robert B. McKeon
Facsimile No.:  (212) 688-9411

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attn:  Eileen T. Nugent
Kenneth M. Wolff
Facsimile No.:  (212) 735-2000

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

10.9        Entire Agreement; Assignment.  This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.  This Agreement may not be assigned by any of the parties hereto by operation of law or otherwise.

10.10      Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns.  Nothing in this Agreement, express or implied, other than from and after the Effective Time the right to receive the consideration payable in the Merger pursuant to Article IV hereof, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that (i) the provisions of Section 7.7 shall inure to the benefit of and be enforceable by the Indemnified Parties, (ii) the provisions of Sections 10.7(a), 10.7(b) and 10.7(c) shall inure to the benefit of and be enforceable by each Financing Source and its successors and assigns, (iii) the provisions of Section 9.5(b) shall inure to the benefit of and be enforceable by each Company Related Party and (iv) the provisions of Section 9.5(f) shall inure to the benefit of and be enforceable by each Parent Related Party and any related party of any such Parent Related Party.

10.11        Obligation of Parent.  Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action and a guarantee of the performance thereof.

10.12        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.13        Certain Interpretations.  For purposes of this Agreement:

(a)           Unless otherwise specified, all references in this Agreement to Articles, Sections, Schedules and Exhibits shall be deemed to refer to Articles, Sections, Schedules and Exhibits to this Agreement.

(b)           The table of contents and the Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(c)           The words "include," includes" and "including," when used herein shall be deemed in each case to be followed by the words "without limitation."

(d)           The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(e)           The phrase "date hereof" means the date of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

CPI INTERNATIONAL, INC.

By:	/s/ O.J. Caldarelli
Name:	O.J. Caldarelli
Title:	Chief Executive Officer

CATALYST HOLDINGS, INC.

By:	/s/ Robert B. McKeon
Name:	Robert B. McKeon
Title:	President

CATALYST ACQUISITION, INC.

By:	/s/ Robert B. McKeon
Name:	Robert B. McKeon
Title:	President